                                                  Filed Pursuant to Rule 424(b)5
                                                      Registration No. 333-79489
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 4, 1999)
                                 $2,267,533,000


                              America Online, Inc.

[AMERICA ONLINE LOGO]
                    Convertible Subordinated Notes due 2019

                                  -----------

   We are offering a series of convertible subordinated Notes. The terms of the Notes are summarized below. For more detail, you should read "Description of Notes" in this prospectus supplement.

  . Principal Amount. Each Note will be issued at a price of $551.26 and each Note will have a principal amount at maturity of $1,000. We will not pay interest on the Notes prior to maturity. We are offering the Notes at an original issue discount for United States federal income tax purposes. If a tax event occurs and we so elect, interest instead of future original discount shall accrue and be payable semi-annually on each Note at 3.00% per year.

  . Maturity. The Notes will mature on December 6, 2019.

  . Convertibility. You may convert the Notes into shares of common stock of America Online at any time on or before the maturity date, unless the Notes have previously been redeemed or purchased. The conversion rate is
    5.8338 shares for each $1,000 principal amount of Notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $94.4938 per share (calculated on the basis of the initial offering price of the Notes.) On November 30, 1999, the last reported sale price for America Online's common stock on the New York Stock Exchange was $72.6875 per share. Our common stock is listed under the symbol "AOL."

  . Ranking. The Notes are subordinated in right of payment to all of our senior indebtedness and effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries.

  . Redemption. On or after December 6, 2002, we may redeem all, but not a portion, of the Notes for cash if the closing price of our common stock is equal to or greater than 150% of the conversion price for a specified time period. On or after December 6, 2004, we may redeem for cash all or a portion of the Notes at any time and from time to time. The redemption price will be equal to the issue price of the Notes plus the accrued original issue discount to the date of redemption.

  . Repurchase. On December 6, 2004, you may require us to repurchase any Note held by you, at a price of $639.76 for each $1,000 principal amount of Notes. We may pay the repurchase price in cash, in common stock, or in a combination of cash and common stock, at our election. You may also require us to repurchase your Notes upon a fundamental change involving America Online (as discussed herein) occurring on or after December 6, 1999. In the case of a repurchase upon a fundamental change, the repurchase price will be equal to the issue price of the Notes plus accrued original issue discount and we may pay the repurchase price in cash, in common stock valued at 97.5% of the average market price, or in a combination of cash and common stock, at our election.

                                  -----------

   Investing in the Notes involves certain risk. See "Risk Factors" beginning on page S-5 of this prospectus supplement and on page 3 in the accompanying prospectus.

                                  -----------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                         Per Note     Total
                                                         -------- --------------
Public offering price................................... $551.260 $1,250,000,242
Underwriting discount...................................   13.782     31,251,139
                                                         -------- --------------
Proceeds to America Online (before expenses)............ $537.478 $1,218,749,103
                                                         ======== ==============

   We have granted the underwriters a 30-day option to purchase from us up to an aggregate of $340,129,950 principal amount at maturity of additional Notes to cover over-allotments, if any.

   The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about December 6, 1999.

                                  -----------

Joint Lead Manager & Sole Book Runner                        Joint Lead Manager
Salomon Smith Barney                                 Morgan Stanley Dean Witter

Bear, Stearns & Co. Inc.
                              Goldman, Sachs & Co.
                                                                Lehman Brothers
December 1, 1999

   You should rely only on the information or representations provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
About this Prospectus Supplement.........................................  S-3
Risk Factors.............................................................  S-5
Capitalization...........................................................  S-6
Price Range of Common Stock and Dividends................................  S-7
Use of Proceeds..........................................................  S-7
Description of Notes.....................................................  S-8
Book-Entry Issuance...................................................... S-22
Federal Income Tax Considerations........................................ S-25
Underwriting............................................................. S-28
Legal Matters............................................................ S-29

                                   Prospectus

The Company..............................................................    2
Ratio of Earnings to Fixed Charges.......................................    3
Risk Factors.............................................................    3
Where You Can Find More Information......................................    7
Forward Looking Statements...............................................    8
Use of Proceeds..........................................................    8
The Securities We May Offer..............................................    8
Description of Debt Securities...........................................    9
Description of Common Stock..............................................   19
Description of Preferred Stock...........................................   21
Description of Depositary Shares.........................................   23
Description of Warrants..................................................   27
Description of Stock Purchase Contracts to Purchase Common Stock or
 Preferred Stock.........................................................   28
Plan of Distribution.....................................................   28
Legal Matters............................................................   29
Experts..................................................................   30

   This prospectus supplement and the accompanying prospectus may only be issued or passed on in the United Kingdom to a person who is of the kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom this prospectus supplement and the accompanying prospectus may otherwise lawfully be issued or passed on. We have not authorized any offer to the public of the Notes in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "UK Regulations"). The Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the UK Regulations or otherwise in compliance with all applicable provisions of the UK Regulations.

   IN CONNECTION WITH THIS ISSUE, SALOMON SMITH BARNEY INC., OR ITS AFFILIATES, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND/OR THE COMMON STOCK AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   In this prospectus supplement, "America Online," "we," "us" and "our" refer to America Online, Inc. and its subsidiaries. References to "you" and "your" refer to prospective investors in the Notes prior to the sale of the Notes and to holders of the Notes after the sale of the Notes.

   The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Notes. You should carefully read the entire prospectus supplement and the accompanying prospectus to understand fully the terms of the Notes, as well as the tax and other considerations that may be important to you in making a decision about whether to invest in the Notes. You should pay special attention to the "Risk Factors" sections beginning on page S-5 of this prospectus supplement and page 3 of the accompanying prospectus to determine whether an investment in the Notes is appropriate for you.

                            Summary of the Offering

 Notes............................... $2,267,533,000 aggregate principal amount at maturity of Notes due December 6, 2019
                                      ($2,607,662,950 aggregate principal
                                      amount at maturity if the underwriters
                                      exercise the over-allotment option in
                                      full). Except as described under
                                      "Description of Notes -- Optional
                                      Conversion to Semi-annual Coupon Note
                                      Upon Tax Event," we will not pay interest
                                      on the Notes prior to maturity. Each Note
                                      will be issued at a price of $551.26.
                                      Each Note has a principal amount at
                                      maturity of $1,000.

 Over-allotment Option............... We have granted the underwriters a 30-day option to purchase up to an aggregate of
                                      $340,129,950 principal amount at maturity
                                      of additional Notes, solely to cover
                                      over-allotments, if any. Unless we
                                      indicate otherwise, all information in
                                      this prospectus supplement assumes the
                                      underwriters have not exercised their
                                      over-allotment option.

 Maturity............................ December 6, 2019.

 Yield to Maturity of Notes.......... 3.00% per year calculated from
                                      December 6, 1999.

 Conversion Rights................... Holders may convert Notes at any time on or before the maturity date, unless the
                                      Notes have previously been redeemed or
                                      purchased. For each $1,000 principal
                                      amount at maturity of Notes converted, we
                                      will deliver 5.8338 shares of our common
                                      stock. The conversion rate may be
                                      adjusted for certain reasons, but will
                                      not be adjusted for accrued original
                                      issue discount. Upon conversion, you will
                                      not receive any cash payment representing
                                      accrued original issue discount. See
                                      "Description of Notes -- Conversion
                                      Right."

 Subordination....................... The Notes will be subordinated to all of our existing and future senior
                                      indebtedness. They will also be
                                      effectively subordinated to all of our
                                      subsidiaries' indebtedness and
                                      liabilities. As of September 30, 1999, we
                                      had approximately $362 million of senior
                                      indebtedness outstanding, and our
                                      subsidiaries had approximately $558
                                      million of indebtedness and existing
                                      liabilities outstanding. See "Description
                                      of Notes -- Subordination of Notes."

 Original Issue Discount............. We are offering each Note at an original issue discount for United States federal
                                      income tax purposes. Original issue
                                      discount is equal to the principal amount
                                      at maturity of each Note less the issue
                                      price to investors. You should be aware
                                      that, although we will not pay interest
                                      on the Notes, U.S. investors must include
                                      accrued original issue discount in their
                                      gross income for United States federal
                                      income tax purposes prior to the
                                      conversion, redemption, sale or maturity
                                      of the Notes. See "Federal Income Tax
                                      Considerations -- Original Issue
                                      Discount."

 Sinking Fund........................ None.

 Optional Redemption................. We are not permitted to redeem the Notes prior to December 6, 2002. On or after
                                      December 6, 2002 and prior to December 6,
                                      2004, we may redeem for cash all, but not
                                      a portion, of the Notes if the closing
                                      price for our common stock on the New
                                      York Stock Exchange is equal to or
                                      greater than 150% of the conversion price
                                      (as defined herein) for at least 20
                                      trading days in any period of 30
                                      consecutive trading days preceding such
                                      redemption. We may redeem for cash all or
                                      a portion of the Notes on or after
                                      December 6, 2004. The redemption price
                                      will be equal to the issue price of the
                                      Notes plus accrued original issue
                                      discount to the date of redemption.

 Purchase of the Notes at the Option
  of the Holder...................... Holders may require us to purchase their
                                      Notes on December 6, 2004, at a price of
                                      $639.76 per each $1,000 principal amount
                                      of Notes. We may choose to pay the
                                      purchase price in cash or common stock or
                                      a combination of cash and common stock.
                                      See "Description of Notes -- Purchase of
                                      Notes at the Option of the Holder."

 Fundamental Change.................. Upon a fundamental change involving
                                      America Online occurring on or after
                                      December 6, 1999, each holder may require
                                      us to repurchase all or a portion of such
                                      holder's Notes. This repurchase price
                                      will be equal to the issue price of the
                                      Notes plus accrued original issue
                                      discount to the date of repurchase.
                                      Alternatively, we may choose to pay the
                                      repurchase price in common stock valued
                                      at 97.5% of the average market price (as
                                      defined herein). The term "fundamental
                                      change" is defined in the section of this
                                      prospectus supplement entitled
                                      "Description of Notes -- Fundamental
                                      Change Permits Holder to Require Us to
                                      Purchase Notes."

 Optional Conversion to Semi-annual
  Coupon Note upon Tax Event......... If a Tax Event (as defined herein) occurs and we so elect, interest instead of
                                      future original issue discount shall
                                      accrue and be payable semi-annually on
                                      each Note from the option exercise date
                                      at 3.00% per year on the restated
                                      principal amount. In such event, the
                                      redemption price, purchase price and
                                      fundamental change purchase price shall
                                      be adjusted as described in this
                                      prospectus supplement. However, there
                                      will be no changes in the holder's
                                      conversion rights. See "Description of
                                      Notes -- Optional Conversion to Semi-
                                      annual Coupon Note upon Tax Event."

 Use of Proceeds..................... We will use the proceeds from the sale of the Notes for general corporate purposes.

 Trading............................. Our common stock is traded on the New
                                      York Stock Exchange under the symbol
                                      "AOL."

                                  RISK FACTORS

There is No Public Market for the Notes.

   We do not intend to apply for the listing of the Notes on any national exchange or for quotation of the Notes on any public market. We cannot assure you that any market for the Notes will develop, or if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the price and liquidity of the Notes could be adversely affected.

Your Right to Receive Payments on the Notes is Subordinated to All of Our Existing and Future Senior Indebtedness; The Notes are Effectively Subordinated to Indebtedness of Our Subsidiaries.

   The Notes will be unsecured obligations and will be subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our existing and future senior indebtedness (as defined herein). At September 30, 1999 our senior indebtedness was approximately $362 million, and our subsidiaries had approximately $558 million of indebtedness and outstanding liabilities. The terms of the Notes do not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee. We anticipate that from time to time we and our subsidiaries will incur additional indebtedness, including senior indebtedness. Upon any distribution of our assets pursuant to any insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, the payment of our obligations on the Notes will be subordinated to the extent provided in the indenture to the prior payment in full of all of our senior indebtedness, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

   The Notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

                                 CAPITALIZATION

   The following table sets forth the capitalization of America Online as of September 30, 1999 and as adjusted to give effect to the issuance of the Notes offered hereby. The following table retroactively reflects the increase in authorized shares of common stock to 6,000,000,000 that was approved by our stockholders on October 28, 1999 and the 2-for-1 stock split effected on November 22, 1999.

                                                          As of September 30,
                                                                  1999
                                                         ----------------------
                                                         Actual As Adjusted (1)
                                                         ------ ---------------
                                                             (In Millions)
   Long-term debt, net of current maturities:
     Notes payable and capital lease obligations, less
      current portion..................................  $  346     $  346
     Convertible subordinated notes offered hereby.....     --       1,250
                                                         ------     ------
                                                         $  346     $1,596
   Stockholders' equity:
     Preferred stock, $.01 par value; 5,000,000 shares
      authorized; no shares issued or outstanding......     --         --
     Common stock, $.01 par value; 6,000,000,000 shares
      authorized; 2,233,719,584 shares issued and
      outstanding (2)..................................      22         22
     Additional paid-in capital........................   3,068      3,068
     Accumulated other comprehensive income --
      unrealized gain on available-for-sale securities,
      net..............................................     424        424
     Retained earnings.................................     335        335
                                                         ------     ------
       Total stockholders' equity......................   3,849      3,849
                                                         ------     ------
       Total capitalization............................  $4,195     $5,445
                                                         ======     ======

--------
(1) Does not include Notes issuable upon the exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, "Convertible subordinated notes offered hereby" and "Total capitalization" would be $1,438 million and $5,633 million, respectively.
(2) Does not include 383,876,104 shares of common stock issuable upon exercise of stock options granted and outstanding at September 30, 1999 at a weighted-average price of $8.82 per share.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock is listed and traded on the New York Stock Exchange under the symbol "AOL." The following table sets forth for the quarters indicated, the high and low sale prices of the common stock and retroactively reflects all stock splits effected by America Online, including the 2-for-1 stock split effected on November 22, 1999.

                           PERIOD ENDED                           HIGH   LOW
                           ------------                          ------ ------
   Fiscal Year Ended June 30, 1998
     Quarter Ended September 30, 1997........................... $ 5.03 $ 3.53
     Quarter Ended December 31, 1997............................ $ 5.71 $ 4.00
     Quarter Ended March 31, 1998............................... $ 8.74 $ 5.16
     Quarter Ended June 30, 1998................................ $13.71 $ 8.66
   Fiscal Year Ended June 30, 1999
     Quarter Ended September 30, 1998........................... $17.57 $ 8.75
     Quarter Ended December 31, 1998............................ $40.00 $10.33
     Quarter Ended March 31, 1999............................... $76.88 $33.50
     Quarter Ended June 30, 1999................................ $87.50 $44.75
   Fiscal Year Ended June 30, 2000
     Quarter Ended September 30, 1999........................... $64.60 $38.50
     Quarter Ended December 31, 1999 (through November 30,
      1999)..................................................... $85.50 $54.00

   On November 30, 1999, the last sale price reported for the common stock on the New York Stock Exchange was $72.6875 per share.

   We do not currently pay dividends on the common stock, and do not anticipate paying dividends on the common stock in the foreseeable future.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the offering after deducting expenses payable by us will be $1,218,199,103 (or $1,401,011,467, if the underwriters' over-allotment option is exercised in full). We intend to use the proceeds from the sale of the Notes for general corporate purposes.

                              DESCRIPTION OF NOTES

   We will issue the Notes under an indenture, dated as of December 6, 1999, as supplemented by a supplemental indenture to be dated as of December 6, 1999, between us and State Street Bank and Trust Company, as trustee. For purposes of this description of the Notes, we refer to the indenture and the supplemental indenture collectively as the "indenture." The following is a summary of the most important provisions and definitions of the indenture. For additional information, you should look at the indenture and the form of Note, which we will file with the Securities and Exchange Commission as an exhibit to the current report on Form 8-K we expect to file on December 2, 1999.

General

   The Notes will be our unsecured subordinated obligations, limited to $2,607,662,950 aggregate principal amount at maturity. The Notes will mature on December 6, 2019. The principal amount at maturity of each Note is $1,000. The Notes will be payable at the office of the paying agent, which initially will be the corporate trust office of the trustee in Boston, Massachusetts, and the office of State Street Bank and Trust Company, N.A., an affiliate of the trustee, in the Borough of Manhattan, the City of New York.

   The Notes are being offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations -- Original Issue Discount." Except as described under "-- Optional Conversion to Semi-annual Coupon Note upon Tax Events," we will not make periodic payments of interest on the Notes. However, the Notes will accrue original issue discount from their date of issuance while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a Note. The calculation of the accrual of original issue discount will be on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months.

   Maturity, conversion, purchase by us at the option of a holder or redemption of a Note will cause original issue discount (or interest, if the Note has been converted after a Tax Event) to cease to accrue on such Note under the indenture.

   Notes may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

   The Notes will be subordinated to our senior indebtedness (as defined below). The defeasance provisions described in the accompanying prospectus will not apply to the Notes.

Transfer or Exchange

   The registered holders of the Notes will not have to pay a service charge for any registration of transfer or exchange of Notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Subordination of Notes

   Indebtedness evidenced by the Notes will be subordinated in right of payment as described in the indenture, to the prior payment in full of all our existing and future senior indebtedness. Upon any payment or distribution of our assets to creditors following our dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all our senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due to them or payment of such amounts must have been provided for, before the holders of the Notes are entitled to receive any payment or distribution with respect to any Notes.

   Notwithstanding anything herein to the contrary, we may not make any payment on the Notes or repurchase or redeem any Notes (including any repurchase in the event of a fundamental change) if any senior indebtedness is not paid when due or any event of default on any senior indebtedness occurs permitting the holders of that senior indebtedness to accelerate that indebtedness in accordance with its terms, unless such senior indebtedness has been paid in full in a manner satisfactory to its holders or the default has been cured or waived and any acceleration, if declared, has been rescinded.

   Because of the subordination of the Notes, in the event of our insolvency, bankruptcy, dissolution, winding up or liquidation or upon any distribution of our assets:

  . the holders of the Notes are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing our assets, so that they may be applied to the payment of all remaining senior indebtedness, to the extent necessary to pay all holders of senior indebtedness in full; and

  . holders of unsecured indebtedness that is not senior indebtedness may nonetheless recover more than the holders of Notes.

   The term "senior indebtedness" means the principal, premium, if any, and unpaid interest on all of our present and future:

  . indebtedness for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

  . reimbursement obligations with respect to letters of credit, bankers' acceptances and similar facilities issued for our account;

  . obligations issued or assumed as the deferred purchase price of property or services purchased by us, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business;

  . obligations as lessees under leases required to be capitalized on the balance sheet of the lessee under United States generally accepted accounting principles;

  . obligations as lessee under certain operating leases that provide for or permit our acquisition of the leased property, under the circumstances described in the indenture;


  . obligations under interest rate and currency swaps, caps, floors, collars or similar arrangements; and

  . indebtedness of others of the kinds described above that we have assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly;

as well as deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness or obligation described above, whether or not there is any notice to or consent of the holders of the Notes.

   At September 30, 1999, we had approximately $362 million of senior indebtedness outstanding. The indenture does not prevent us from incurring additional indebtedness, including senior indebtedness. As well as being subordinated in right of payment to all of our senior indebtedness, the Notes are effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries. Any right that we have to participate in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary, and the consequent right of holders of the Notes to participate in those assets, will be subject to the claims of the subsidiary's creditors (including trade creditors) except to the extent that our claims as a creditor of the subsidiary may be recognized, in which case our claims would still be subordinate to any security interest in the subsidiary's assets and any indebtedness of the subsidiary that is senior to that held by us. At September 30, 1999, our subsidiaries had approximately $558 million of indebtedness and existing liabilities outstanding.

Conversion Right

 General

   A holder may convert a Note, in multiples of $1,000 in principal amount at maturity into our common stock at any time before the close of business on December 6, 2019. However, a holder may convert a Note only until the close of business on its redemption date if we call a Note for redemption.

   A Note for which a holder has delivered a purchase notice or a fundamental change purchase notice requiring us to purchase the Note may be converted only if such notice is withdrawn in accordance with the indenture.

   The conversion rate is 5.8338 shares of common stock per $1,000 principal amount at maturity of Notes converted, subject to adjustment upon the occurrence of certain events described below. We will pay cash equal to the then current market value of a fractional share.

   On conversion of a Note, a holder will not receive any cash payment representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the Note is convertible, together with any cash payment for fractional shares, will be deemed:

  . to satisfy our obligation to pay the principal amount at maturity of the Note; and

  . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

   The conversion rate will not be adjusted for accrued original issue discount on the Notes. A certificate for the number of full shares of common stock into which any Note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date.

   For a discussion of the tax treatment of a holder receiving common stock upon conversion, see "Federal Income Tax Considerations -- Disposition or Conversion."

 Conversion Procedures

   To convert a Note into shares of common stock, a holder must:

  . complete and deliver to DTC the appropriate instruction form for conversion;

  . surrender the Note to the conversion agent by book entry delivery;

  . if required, furnish appropriate endorsements and transfer documents; and

  . if applicable, pay all required transfer or similar taxes for which the holder is responsible.

Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

 Adjustment of the Conversion Rate

   The conversion rate will be adjusted for:

  . dividends or distributions on common stock payable in common stock or other capital stock;

  . distributions to all holders of common stock of certain rights, warrants or options to purchase, during a period expiring within 60 days after such distribution, common stock or securities that are convertible into common stock, at a price per share of common stock that is less than the current sale price (as defined below) of the common stock at that time;

  . subdivisions, combinations or certain reclassifications of common stock;
    and

  . distributions to all holders of our common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions, unless dividends distributed over the course of any one-year period exceed 12.5% of the sale price of our common stock on the day before the last ex-dividend date in such period multiplied by the number of shares outstanding on such date).

   The indenture permits us to increase the conversion rate from time to time. Holders of the Notes may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend in the amount of:

  . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

  . an increase in conversion rate at our discretion.

   See "Federal Income Tax Considerations -- Constructive Dividend."

   If we exercise our option to have interest instead of original issue discount accrue on a Note following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock that the holder would have received if we had not exercised such option. If we exercise this option, Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for Notes to be redeemed on a date within this period, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the Note. Except where Notes surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted Notes on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

 Cases Not Requiring an Adjustment

   Events not specified under "-- Adjustment of the Conversion Rate" will not result in an adjustment to the conversion rate even if they may have a dilutive effect on holders of the Notes.

   In addition, no adjustment to the conversion rate will be made if holders may participate in the transaction that would otherwise give rise to such an adjustment. For example, a distribution of assets by America Online that would otherwise result in an adjustment to the conversion rate will not result in such an adjustment if we provide for distribution to each holder of a Note, at the Note's conversion, of the kind and amount of securities, cash or other assets that such holder would have received immediately after such distribution of assets if such holder had converted the Note immediately before the effective date of the distribution. The provisions above regarding adjustment of the conversion rate will also be used to adjust the amount of such assets to be distributed if certain dilutive events occur in respect of such assets.

   No adjustment will be made for any rights to purchase our common stock pursuant to a plan for the reinvestment of dividends or interest.

   If the shareholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of Notes at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion rate as a result of:

  . the issuance of the rights;

  . the distribution of separate certificates representing the rights;

  . the exercise or redemption of such rights in accordance with any rights agreement; or

  . the termination or invalidation of the rights.

   If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a Note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the holder would have received if the holder had converted the holder's Notes immediately prior to the transaction.

   In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to shareholders:

  . equals or exceeds the average sale price of the common stock, or

  . such average sale price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a Note upon conversion will be entitled to receive, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options that such holder would have received if such holder had converted such Note immediately prior to the record date for determining the shareholders entitled to receive the distribution. The provisions above regarding adjustment of the conversion rate will also be used to adjust the amount of such assets to be distributed if certain dilutive events occur in respect of such assets.

   "Average sale price" means the average of the sale prices of the common stock for 30 consecutive trading days ending on the last trading day prior to the date of the transaction or event that would result in an adjustment of the conversion rate. The period over which the average sale price is calculated may be adjusted under the indenture to take into account the occurrence during such 30 trading days of certain events that would affect the sale price of the common stock.

   "Sale price" of the common stock on any date means the last reported per share sale price (or if no sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the New York Stock Exchange.

Redemption of Notes at Our Option

   Prior to December 6, 2002, the Notes will not be redeemable at our option.

   On or after December 6, 2002 and prior to December 6, 2004, we can only redeem the Notes for cash, in whole but not in part, if the closing sale price for our common stock on the New York Stock Exchange is equal to or greater than 150% of the conversion price then in effect for at least 20 trading days in any consecutive 30-trading day period, where the "conversion price" means the then applicable redemption price divided by the conversion rate then in effect. We must provide notice of redemption of the Notes within five trading days following the last day of the 30 days' trading period.

   Beginning on December 6, 2004, we may redeem the Notes for cash as a whole at any time, or from time to time in part.

   For any redemption of Notes, we will give not less than 20 business days nor more than 60 days' notice of redemption by first class mail to the registered holders and by publication in The Wall Street Journal and notice on our Web site.

   The table below shows redemption prices of a Note on December 6, 2002 and at each December 6 thereafter prior to maturity and at maturity on December 6, 2019. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a Note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                        (2)
                                         (1)          Accrued           (3)
                                        Note      Original Issue    Redemption
   Redemption Date                   Issue Price Discount At 3.00% Price (1)+(2)
   ---------------                   ----------- ----------------- -------------
   December 6, 2002.................   $551.26        $51.51          $602.77
   December 6, 2003.................    551.26         69.73           620.99
   December 6, 2004.................    551.26         88.50           639.76
   December 6, 2005.................    551.26        107.84           659.10
   December 6, 2006.................    551.26        127.76           679.02
   December 6, 2007.................    551.26        148.28           699.54
   December 6, 2008.................    551.26        169.42           720.68
   December 6, 2009.................    551.26        191.21           742.47
   December 6, 2010.................    551.26        213.65           764.91
   December 6, 2011.................    551.26        236.77           788.03
   December 6, 2012.................    551.26        260.59           811.85
   December 6, 2013.................    551.26        285.12           836.38
   December 6, 2014.................    551.26        310.40           861.66
   December 6, 2015.................    551.26        336.45           887.71
   December 6, 2016.................    551.26        363.28           914.54
   December 6, 2017.................    551.26        390.92           942.18
   December 6, 2018.................    551.26        419.40           970.66
   December 6, 2019.................    551.26        448.74          1000.00

   If the Notes are redeemed after a conversion to semi-annual payments following the occurrence of a Tax Event, such redemption will be made at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

   If less than all of the outstanding Notes are to be redeemed, the trustee shall select the Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the Notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and the holder converts a portion of the Notes, the converted portion shall be deemed to comprise or be included in the portion selected for redemption.

   No sinking fund is provided for the Notes.

Purchase of Notes at the Option of the Holder

   On December 6, 2004, we will, at the option of the holder, be required to purchase any outstanding Note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their Notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

   The purchase price of a Note will be $639.76 per $1,000 principal amount at maturity, which is equal to the issue price plus accrued original issue discount to the purchase date.

   We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Federal Income Tax Considerations -- Disposition or Conversion."

   If prior to the purchase date the Notes have been converted to semi-annual coupon Notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

   We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders of Notes, stating among other things:

  . whether we will pay the purchase price of Notes in cash or common stock or any combination thereof, specifying the percentages of each;

  . if we elect to pay in common stock the method of calculating the average market price of the common stock; and

  . the procedures that holders must follow to require us to purchase their Notes.

   The purchase notice given by each holder electing to require us to purchase Notes shall state:

  . the certificate numbers of the holder's Notes to be delivered for purchase;

  . the portion of the principal amount at maturity of Notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes; and

  . in the event we elect, in the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

   (1) to withdraw the purchase notice as to some or all of the Notes to which it relates, or

   (2) to receive cash in respect of the entire purchase price for all Notes or portions of Notes subject to such purchase notice.

   If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all Notes subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Federal Income Tax Considerations -- Disposition or Conversion."

   Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  . the principal amount at maturity being withdrawn;

  . the certificate numbers of the Notes being withdrawn; and

  . the principal amount at maturity, if any, of the Notes that remains subject to the purchase notice.

   If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the amount of the purchase price to be paid in common stock divided by the average market price of a share of common stock.

   We will pay cash based on the average market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Federal Income Tax
Considerations -- Disposition or Conversion."

   "Average market price" means the average of the last reported sale prices of the common stock for the five trading day period ending on the third business day prior to the applicable purchase date (or if the third business day is not a trading day, then the last trading day before that day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

   Because the average market price of the common stock is determined prior to the applicable purchase date, holders of Notes bear the market risk with respect to the value of the common stock to be received from the date such average market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the average market price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information in The Wall Street Journal and on our Web site.

   Our right to purchase Notes, in whole or in part, with common stock is subject to our satisfying various conditions, including the registration of the common stock under the Securities Act and the Exchange Act, if required.

   If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the Notes of the holder entirely in cash. See "Federal Income Tax
Considerations -- Disposition or Conversion." We may not change the form or components or percentages of components of consideration to be paid for the Notes once we have given the notice that we are required to give to holders of Notes, except as described in the first sentence of this paragraph.

   In connection with any purchase offer, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  . file Schedule 13E-4 or any other required schedule under the Exchange
    Act.

   Payment of the purchase price for a Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon surrender of the Note by means of book entry delivery in accordance with the provisions set forth in the indenture and the regulations of DTC. Payment of the purchase price for the Note will be made promptly following the later of the purchase date or the time of surrender of the Note.

   If the paying agent holds money or securities sufficient to pay the purchase price of the Note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the Note will cease to be outstanding and original issue discount on such Note will cease to accrue, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Note.

   Our ability to purchase Notes with cash may be limited by the terms of our then existing borrowing agreements.

   No Notes may be purchased for cash at the option of holders if there has occurred and is continuing an Event of Default with respect to the Notes described under "-- Events of Default; Notice and Waiver," other than a default in the payment of the purchase price with respect to such Notes.

Fundamental Change Permits Holder to Require Us to Purchase Notes

   In the event of any fundamental change occurring on or after December 6, 1999, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder's Notes. However, the principal amount at maturity of Notes submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000. We will be required to purchase the Notes as of the date that is 40 business days after the occurrence of such fundamental change (a "fundamental change purchase date") at a cash price equal to the issue price plus accrued original issue discount to the fundamental change purchase date. If prior to a fundamental change purchase date the Notes have been converted to semi-annual coupon Notes following the occurrence of a Tax Event, we will be required to purchase the Notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the fundamental change purchase date.

   We may, at our option, instead of paying the fundamental change purchase price in cash, pay all or a portion of the fundamental change purchase price in common stock, as long as our common stock is then listed on a national securities exchange or traded on the Nasdaq National Market. The fair market value of the common stock for such purpose shall be 97.5% of the average market price of our common stock.

   Within 15 business days after the occurrence of a fundamental change, we are obligated to mail to the trustee and to all holders of Notes a notice regarding the fundamental change, which notice shall state, among other things:

  . the events causing a fundamental change;

  . the date of such fundamental change;

  . the fundamental change purchase price;

  . the fundamental change purchase date and the last date on which the purchase right may be exercised;

  . the name and address of the paying agent and the conversion agent;

  . the conversion rate and any adjustments to the conversion rate;

  . that Notes with respect to which a fundamental change purchase notice is given by the holder may be converted into common stock only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the indenture; and

  . the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the fundamental change purchase date. The required purchase notice upon a fundamental change shall state:

  . the portion of the principal amount at maturity of Notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that we are to purchase such Notes pursuant to the applicable provisions of the Notes.

   Any fundamental change purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the fundamental change purchase date. The notice of withdrawal shall state:

  . the principal amount at maturity being withdrawn;

  . the principal amount at maturity, if any, of the Notes that remain subject to a fundamental change purchase notice.

   Payment of the fundamental change purchase price for a Note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon surrender of the Note by means of book entry delivery in accordance with the provisions set forth in the Indenture and the regulations of DTC at any time after the delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for such Note will be made promptly following the later of the fundamental change purchase date or the time of surrender of such Note.

   If the paying agent holds money sufficient to pay the fundamental change purchase price of the Note on the business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, original issue discount on such Note will cease to accrue, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the fundamental change purchase price upon delivery of the Note.

   Holders may surrender a Note for purchase by us by means of book entry delivery in accordance with the provisions set forth in the indenture and the regulations of DTC.

   The indenture does not permit our board of directors to waive our obligation to purchase Notes at the option of holders in the event of a fundamental change.

   Under the indenture, "fundamental change" means the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) consideration which is not all or substantially all common stock listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system for automated dissemination of quotations of securities prices (or which will be so listed or approved for quotation upon consummation of or immediately following such transaction or event).

   In connection with any purchase offer in the event of a fundamental change, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  . file Schedule 13E-4 or any other required schedule under the Exchange
    Act.

   We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change purchase feature of the Notes but that would increase the amount of our outstanding indebtedness.

   If a fundamental change were to occur, we may not have funds sufficient to pay the fundamental change purchase price for all of the Notes that might be delivered by holders seeking to exercise this right, since we may be required to prepay certain senior indebtedness having financial covenants with change of control or fundamental change provisions in favor of the holders thereof. In addition, our senior indebtedness may have cross-default provisions that could be triggered by a default under the change of control or fundamental change provisions in such senior indebtedness, thereby possibly accelerating the maturity of such senior indebtedness. In such case, the holders of the Notes would be subordinated to the prior claims of the holders of such senior indebtedness.

   No Notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an Event of Default with respect to the Notes, other than a default in the payment of the fundamental change purchase price with respect to the Notes.

Optional Conversion to Semi-annual Coupon Note upon Tax Event

   From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future original issue discount accrue at 3.00% per year on a principal amount per Note (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described below, whichever is later (the "option exercise date").

   Such interest shall accrue from the option exercise date and shall be payable semi-annually on the interest payment dates of June 6 and December 6 of each year to holders of record at the close of business on May 22 or November 21 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.

   "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after December 6, 1999, as a result of (a) any amendment to, or change, including any announced prospective change, in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after December 6, 1999, there is more than an insubstantial risk that interest, including original issue discount, payable on the Notes either:

  . would not be deductible by us on a current accrual basis, or

  . would not be deductible by us under any other method,

   in either case in whole or in part, by reason of deferral, disallowance, or otherwise, for United States federal income tax purposes.

   From time to time, tax law changes have been proposed that would have, if enacted and made applicable to the Notes, prevented us from deducting interest, including original issue discount, payable on the Notes on a current accrual basis for United States federal income tax purposes. In addition, such proposed tax law changes could have caused some or all of the interest, including original issue discount, payable on the Notes to fail to be deductible by us under any other method for United States federal income tax purposes. Similar proposals were included in President Clinton's fiscal year 1999 and 2000 budget proposals introduced in February 1998 and February 1999, respectively, but were not adopted by Congress and were not part of the Internal Revenue Services Restructuring and Reform Bill of 1998 or the Tax and Trade Relief Extension Act of 1998.

   If a similar proposal were ever enacted and made applicable to the Notes in a manner that would limit our ability to either:

  . deduct the interest, including original issue discount, payable on the Notes on a current accrual basis, or

  . deduct the interest, including original issue discount, payable on the Notes under any other method for United States federal income tax purposes,

   such enactment would result in a Tax Event and the terms of the Notes would be subject to modification at our option as described above.

   The modification of the terms of the Notes by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the Notes with respect to the semi-annual payments of interest due on the Notes after the option exercise date. See "Federal Income Tax Considerations."

Merger and Sales of Assets

   The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

  . the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes all of our obligations under the Notes and the indenture; and

  . we or such successor person shall not immediately thereafter be in default under the indenture.

   Certain of the foregoing transactions occurring on or after December 6, 1999 could constitute a fundamental change permitting each holder to require us to purchase the holder's Notes as described above.

Events of Default; Notice and Waiver

   The indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the Notes then outstanding may declare the issue price of the Notes plus the original issue discount on the

Notes accrued, or if the Notes have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount, plus accrued and unpaid interest through the date of such declaration to be immediately due and payable.

   In the case of certain events of bankruptcy or insolvency, the issue price of the Notes plus the original issue discount accrued on the Notes, or if the Notes have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount, plus accrued and unpaid interest, through the occurrence of such event shall automatically become and be immediately due and payable. The Notes would, however, remain unsecured obligations subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our senior indebtedness.

   Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding Notes may rescind any acceleration with respect to the Notes and its consequences.

   Interest shall, to the extent permitted by law, accrue and be payable on demand with respect to any Note upon a default in the payment of any amount due and payable with respect to the Notes. This interest shall be compounded semi-annually. The accrual of interest on overdue amounts shall be instead of, and not in addition to, the continued accrual of original issue discount.

   Under the indenture, an Event of Default includes any of the following:

  . default in payment of the principal amount at maturity (or if the Notes have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount when due), redemption price, purchase price or fundamental change purchase price with respect to any Note when such becomes due and payable;

  . if the Notes have been converted to semi-annual coupon notes following a Tax Event, our failure to pay interest within 30 days of the due date;

  . our failure to comply with any of our other agreements in the Notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Notes then outstanding and our failure to cure or obtain a waiver of such default within 90 days after receipt by us of such notice; and

  . certain events of bankruptcy or insolvency.

   The holders of a majority in aggregate principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, this direction shall not be in conflict with any law or the indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of such holders, the trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

   No holder of any Note will have any right to pursue any remedy with respect to the indenture or the Notes, unless:

  . such holder shall have previously given the trustee written notice of a continuing Event of Default;

  . the holders of at least 25% in aggregate principal amount at maturity of the outstanding Notes shall have made a written request to the trustee to pursue such remedy;

  . such holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

  . the holders of a majority in aggregate principal amount at maturity of the outstanding Notes have not given the trustee a direction inconsistent with such request within 60 days after receipt of such request; and

  . the trustee shall have failed to comply with the request within such 60-day period.

   Notwithstanding the above provisions, the following rights of any holder shall not be impaired or adversely affected without the holder's consent:

  . to receive payment of the principal amount at maturity (or if the Notes have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount or interest when due), redemption price, purchase price or fundamental change purchase price with respect to any Note and any interest in respect of a default in the payment of any such amounts on such Note on or after the due date expressed in the Note;

  . to convert Notes; or

  . to institute suit for the enforcement of any such payments or conversion.

   The holders of at least a majority in aggregate principal amount at maturity of the outstanding Notes may waive an existing default and its consequences, other than:

  . any default in any payment on the Notes;

  . any default which constitutes a failure to convert any Note in accordance with its terms; or

  . any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each Note as described in "Modification" below.

   When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

   We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of its obligations under the indenture. The trustee will be required to give notice to holders of the Notes of any continuing default known to the trustee within 90 days after the occurrence thereof, unless such default shall have been cured or waived before the giving of such notice. However, the trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

Modification

   Without the consent of any holder of Notes, we may, together with the trustee, amend the indenture to:

  . cure any ambiguity, defect or inconsistency;

  . provide for the assumption by a successor corporation of our obligations under the indenture;

  . provide for uncertificated Notes in addition to certificated Notes, so long as any uncertificated Notes are in registered form for purposes of the Internal Revenue Code;

  . make any change that does not adversely affect the rights of any holder of Notes; or

  . add to our covenants or obligations under the indenture or surrender any right, power or option conferred by the indenture on us; or

  . make any change to comply with the Trust Indenture Act of 1939, or to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act of 1939.

   Modification and amendment of the indenture or the Notes may be effected by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the Notes then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things:

  . reduce the principal amount at maturity, restated principal amount, issue price, purchase price, fundamental change purchase price or redemption price with respect to any Note;

  . extend the stated maturity of any Note;

  . alter the manner or rate of accrual of original issue discount or interest on any Note;

  . make any Note payable in money or securities other than that stated in the Note;

  . make any reduction in the principal amount at maturity of Notes whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to such amendments or waivers;

  . make any change that adversely affects the right to convert any Note;

  . make any change that adversely affects the right to require us to purchase a Note;

  . modify the provisions of the indenture relating to the subordination of the Notes in a manner adverse to the holders of the Notes; or

  . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Notes.

Discharge of the Indenture

   We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the Notes have become due and payable (whether at stated maturity, or any redemption date, or any purchase date, or a fundamental change purchase date, or upon conversion or otherwise) cash or common stock, as applicable under the indenture, sufficient to pay all of the outstanding Notes and paying all other sums payable by us under the indenture.

Limitations of Claims in Bankruptcy

   If a bankruptcy proceeding is commenced with respect to us, the claim of the holder of a Note is, under Title 11 of the United States Code, limited to the issue price of the Note plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding.

Information Concerning the Trustee

   State Street Bank and Trust Company is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

                              BOOK-ENTRY ISSUANCE

Global Securities

 What is a Global Security?

   The Notes will be issued only in book-entry form, which means that they will be represented by one or more permanent global securities registered in the name of The Depository Trust Company, New York, New York ("DTC"). Since the Notes will be issued in the form of global securities, the ultimate beneficial owners can only be indirect "street name" holders. We do this by requiring that the global securities be registered in the name of DTC or its nominee and by requiring that the Notes included in the global securities not be transferred in the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Notes must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with DTC. DTC will keep a computerized record of its direct participants whose clients have purchased the Notes. Direct participants may include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system is also used by other organizations, such as securities brokers and dealers, banks and trust companies, that work through a direct participant. Each participant will in turn keep a record of its clients who have purchased the Notes.

 Special Investor Considerations for Global Securities

   As an indirect holder, an investor's rights relating to the global securities will be governed by the account rules of the investor's financial institution and of DTC, as the well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of Notes and instead deal only with DTC or its nominee. See "-- The DTC System" below.

An investor should be aware that because the Notes are issued only in the form of global securities:

  . the investor cannot get Notes registered in his or her own name;

  . the investor cannot receive physical certificates for his or her interest in the Notes;

  . the investor will be a "street name" holder and must look to his or her own bank or broker for payments on the Notes and protection of his or her legal rights relating to the Notes;

  . the investor may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

  . DTC's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global securities (see "-- The DTC System" below); America Online and the trustee have no responsibility for any aspect of DTC's actions or for its records of ownership interests in the global securities, nor do they supervise DTC in any way; and

  . payment for purchases and sales in the market for corporate bonds and Notes is generally made in next-day funds. In contrast, DTC will usually require that interests in global securities be purchased or sold within its system using same-day funds. This difference could have some effect on how global securities interests trade, but neither we nor the trustee know what that effect will be.

   Unless they are exchanged in whole or in part for Notes in definitive certificate form, the global securities may not be transferred, except that DTC, its nominees, and their successors may transfer the global securities as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of Notes will be made only through, records maintained by DTC and its participants. You will not receive an individual certificate representing the Notes you purchase.

   If you desire to convert your beneficial interest in the Notes into common stock or to cause us to repurchase your interest in the Notes at your option as provided herein or upon a fundamental change, you should contact your broker, participant or indirect participant through which you hold your beneficial interest and obtain information on procedures, proper forms and cut-off times for submitting requests.

 Special Situations When Global Securities Will Be Terminated

   Notes represented by the global securities may be exchanged for note certificates with the same terms in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  . We determine not to require all of the Notes to be represented by the global securities and notify the trustee of our decision.

The DTC System

   DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by some of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

   DTC holds securities that its direct participants deposit with it. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates.

   When you purchase Notes through the DTC system, the purchases must be made by or through a participant, who will receive credit for the Notes on DTC's records. Since you actually own the Notes, you are a beneficial owner and your ownership interest will only be recorded on the participants' or indirect participants' records. DTC has no knowledge of your individual ownership of the Notes. DTC's records only show the identity of the participants and the amount of the Notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic statement directly from DTC. You will receive these from your participant or indirect participant. Thus the participants or indirect participants are responsible for keeping accurate account of the holdings of their customers such as you.

   We will wire any payments on the Notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee, any paying agent or third parties employed by America Online or the trustee will have no direct responsibility or liability to pay amounts due on the Notes to owners of beneficial interests in the global securities.

   It is DTC's current practice, upon receipt by its nominee of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with Notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

   The following Year 2000 disclosure has also been provided by DTC:

    DTC management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or for the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of those services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

   We have obtained the information concerning DTC and DTC's book-entry system from sources that we believe to be accurate, but are not responsible for the accuracy of this information. In addition, we are not responsible for the performance by DTC, its participants or any indirect participants of any of their obligations.

                       FEDERAL INCOME TAX CONSIDERATIONS

   This is a summary of certain United States federal income tax considerations relevant to holders of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding Notes.

   This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder, for example, persons subject to the alternative minimum tax provisions of the Code. Also, it is not intended to be wholly applicable to all categories of investors, such as foreign corporations and individuals who are not citizens or residents of the United States, some of which may be subject to special rules.

   This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of Notes who acquire Notes at their original issue price within the meaning of Section 1273 of the Code and who will hold the Notes and common stock into which the Notes may be converted as "capital assets" within the meaning of Section 1221 of the Code.

   PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

   We have been advised by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., that in such counsel's opinion the Notes will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised us that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the Notes, based upon the Notes being treated as indebtedness, the following are the material federal income tax consequences of the ownership and conversion or disposition of the Notes, subject to the qualifications set forth above.

Original Issue Discount

   The Notes are being issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the Notes are sold for money) and the stated principal amount at maturity of each Note constitutes original issue discount. Holders of the Notes will be required to include original issue discount in income periodically over the term of the Notes before receipt of the cash or other payment attributable to such income.

   A holder of a Note must include in gross income for federal income tax purposes, such holder's "accrued original issue discount," which is the sum of the daily portions of original issue discount with respect to the Note for each day during the taxable year or portion of a taxable year on which such holder holds the Note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the Note at the beginning of the accrual period multiplied by the yield to maturity of the Note. The accrual period of a Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the Note at the start of any accrual period is the issue price of the Note increased by the accrued original issue discount for each prior accrual period. Under these rules, holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the Note.

   We will be required to furnish annually to the Internal Revenue Service and to certain noncorporate holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the Note or the date six months before such maturity date.

Disposition or Conversion

   Except as described below, gain or loss upon a sale or other disposition of a Note will generally be capital gain or loss, which will be long term if the
Note is held for more than one year. Net capital gain of individuals is, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed at the same rate as ordinary income, with a maximum federal rate of 35%.

   A holder's conversion of a Note into common stock is generally not a taxable event, except with respect to cash received in lieu of a fractional share. The holder's obligation to include in gross income the daily portions of original issue discount with respect to a Note will terminate prospectively on the date of conversion. The holder's basis in the common stock received on conversion of a Note will be the same as the holder's basis in the Note at the time of conversion, exclusive of any tax basis allocable to a fractional share. The holding period for the common stock received on conversion will include the holding period of the converted Note, assuming the Note is held as a capital asset.

   If a holder elects to exercise its option to tender a Note to the Company on a purchase date and the Company issues common stock in satisfaction of all or part of the purchase price, the exchange of the Note for common stock should qualify as a reorganization or an otherwise nontaxable transaction for federal income tax purposes.

   If the purchase price is paid solely in common stock, other than cash received in lieu of a fractional share, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share.

   If the purchase price is paid in a combination of shares of common stock and cash, other than cash received in lieu of a fractional share, gain but not loss realized by the holder would be recognized, but only to the extent such gain does not exceed such cash.

   A holder's tax basis in the common stock received in the exchange will be the same as the holder's tax basis in the Note tendered to us in exchange for the Note, exclusive of any tax basis allocable to a fractional share interest. However, this tax basis will be decreased by the amount of any cash, other than cash received in lieu of a fractional share, received in the exchange and increased by the amount of any gain recognized by the holder on the exchange other than gain with respect to a fractional share.

   The holding period for common stock received in the exchange will include the holding period for the Note tendered to the Company in exchange for the Note, assuming the Note is held as a capital asset.

   Cash received in lieu of a fractional share of common stock upon conversion of a Note or upon a put of a Note to the Company on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the common stock is a capital asset in the hands of the holder, the receipt of cash in lieu of a fractional share of common stock will generally result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

   If a holder elects to exercise its option to tender a Note to us on a purchase date or a fundamental change purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered Note. Gain or loss recognized by the holder would generally be capital gain or loss.

   Gain or loss upon a sale or other disposition of the common stock received upon conversion of a Note or in satisfaction of the purchase price of a Note put to us generally will be capital gain or loss if the common stock is held as a capital asset, and such gain or loss will be long-term if the holding period for such common stock is more than one year. In the case of individuals, long-term capital gain with respect to property held for more than one year is taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed at the same rate as ordinary income, with a maximum federal tax rate of 35%.

Constructive Dividend

   If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend and, in accordance with the anti-dilution provisions of the Notes, the conversion rate of the Notes is adjusted, such adjustment may be treated as a payment of a taxable dividend to holders of the Notes.

   For example, an increase in the number of shares receivable upon conversion of the Notes in the event of distributions of evidences of indebtedness or of assets of the Company will generally result in deemed dividend treatment to holders of the Notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of Notes -- Conversion Rights."

Backup Withholding And Information Reporting

   Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the Notes or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Tax Event

   The modification of the terms of the Notes by us upon a Tax Event as described in "Description of Notes -- Optional Conversion to Semi-annual Coupon Note upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semi-annual payments of interest due after the option exercise date.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount at maturity of Notes set forth opposite the name of such underwriter.


                                                             Principal Amount at
      Name                                                    Maturity of Notes
      ----                                                   -------------------
      Salomon Smith Barney Inc..............................   $  793,637,000
      Morgan Stanley & Co. Incorporated.....................      793,637,000
      Bear, Stearns & Co. Inc...............................      226,753,000
      Goldman, Sachs & Co...................................      226,753,000
      Lehman Brothers Inc...................................      226,753,000
                                                               --------------
        Total...............................................   $2,267,533,000
                                                               ==============

   The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Notes (other than those covered by the over-allotment option described below) if they purchase any of the Notes.

   Our common stock is listed on the New York Stock Exchange under the symbol "AOL".

   The underwriters, for whom Salomon Smith Barney Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the Notes to the public, the public offering price may be changed by the representatives.

   We have granted to each of the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an aggregate of $340,129,950 principal amount at maturity of additional Notes. Each of the underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the Notes. To the extent that the underwriters exercise such option, each underwriter will be obligated, subject to certain conditions, to purchase such additional Notes proportionate to such underwriter's initial commitment.

   We and certain of our executive officers and directors have agreed that, for a period of 30 days from the date of the execution of the underwriting agreement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of common stock of America Online or any securities convertible into, or exercisable or exchangeable for, common stock (subject to limited exceptions). Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   The following table shows the underwriting discount and commission to be paid to the underwriters by us in connection with this offering (expressed as a percentage of the issue price of the Notes).

                                                         Paid by America Online
                                                         ----------------------
      Per Note..........................................          2.50%

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount at maturity of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

   The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

   Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that our total expenses of this offering will be $550,000.

   The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

   Each Underwriter has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the Notes will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 of the United Kingdom; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of the United Kingdom with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and
(iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

   The validity of the Notes offered hereby is being passed upon for America Online by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., and certain legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. The Vice Chairman of America Online also serves as Of Counsel to Mintz, Levin and, as of November 29, 1999, owns an aggregate of 2,518 shares of common stock and options to purchase 5,504,000 shares of common stock. Attorneys of Mintz, Levin and certain members of their families and trusts for their own benefits, as of November 29, 1999, own an aggregate of approximately 11,200 shares of America Online common stock.

                      [This Page Intentionally Left Blank]

PROSPECTUS

                                 $5,000,000,000          [AMERICAN ONLINE LOGO]
                              AMERICA ONLINE, INC.


                 Debt Securities, Common Stock, Preferred Stock
                 Depositary Shares, Warrants and Stock Purchase
             Contracts to Purchase Common Stock or Preferred Stock

     We may sell, from time to time, in one or more offerings:

  .  our debt securities

  .  shares of our common stock

  .  shares of our preferred stock

  .  shares of our preferred stock represented by depositary shares

  . warrants exercisable for our debt securities, common stock, preferred stock or depositary shares

  .  stock purchase contracts to purchase common stock or preferred stock

     The total offering price of these securities, in the aggregate, will not exceed $5,000,000,000. We will provide the specific terms of any securities we actually offer for sale in supplements to this prospectus. You should read this prospectus and the supplements carefully before you decide to invest in any of these securities.

     Our common stock is listed on the New York Stock Exchange, under the symbol "AOL." Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange.

                               ----------------

     You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing any of the securities offered by this prospectus.

                               ----------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

     This prospectus may not be used to consummate the sale of any securities unless accompanied by a prospectus supplement.

                The date of this prospectus is November 4, 1999.

                                  THE COMPANY

     Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and electronic commerce services.

     America Online has two major lines of businesses organized into four product groups:

  . the Interactive Online Services business, comprised of the Interactive Services Group, the Interactive Properties Group and the AOL
     International Group, and

  .  the Enterprise Solutions business, comprised of the Netscape Enterprise
     Group.

     The product groups are described below.

     The Interactive Services Group develops and operates branded interactive services, including:

  . the AOL service, a worldwide Internet online service with more than 19 million members

  . the CompuServe service, a worldwide Internet online service with more than 2 million members

  . the Netscape Netcenter, an Internet portal with more than 20 million registered users

  .  the AOL.COM Internet portal

  . the Netscape Communicator client software, including the Netscape Navigator browser

     The Interactive Properties Group is built around branded properties that operate across multiple services and platforms, such as:

  . Digital City, Inc., the No. 1 branded local content network and community guide on the AOL service and the Internet

  . ICQ, the world's leading communications portal that provides instant communications and chat technology

  . MovieFone, Inc., the nation's No. 1 movie guide and ticketing service provided through an interactive telephone service and on the AOL service and the Internet

  .  Internet music brands Spinner.com, Winamp and SHOUTcast

     The AOL International Group oversees the AOL and CompuServe services and operations outside the United States, as well as the Netscape Online service, which was launched in the United Kingdom.

     The Netscape Enterprise Group focuses on providing businesses a range of software products, technical support, consulting and training services. These products and services enable businesses and users to share information, manage networks and facilitate electronic commerce.

     In November 1998, America Online entered into a strategic alliance with Sun Microsystems, Inc. ("Sun"), a leader in network computing products and services, to accelerate the growth of electronic commerce. The strategic alliance provides that, over a three-year period, we will develop and market, together with Sun, client software and network application and server software for electronic commerce, extended communities and connectivity, including software based in part on the Netscape Enterprise Group code base, on Sun code and technology and on certain America Online services features, to business enterprises.

     During the last fiscal year, America Online entered into a number of strategic mergers. In March 1999, America Online completed its merger with Netscape Communications Corporation and in May 1999, America Online completed its merger with MovieFone, Inc. America Online also completed mergers with Nullsoft, Inc. and Spinner Networks Incorporated, companies that provide music over the Internet, When Inc., a company that provides a personalized event directory and calendar services, AtWeb, Inc., and PersonaLogic, Inc.

     America Online was incorporated in Delaware on May 24, 1985. The principal executive offices are located at 22000 AOL Way, Dulles, Virginia 20166-9323. Our telephone number at that address is (703) 265-1000. Inquiries may also be sent to America Online's Internet address: AOL IR@aol.com, or to the America Online address, AOL IR.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the three months ended September 30, 1999 and for each of the last five fiscal years.

                                Three Months Ended Fiscal Year Ended June 30,
                                  September 30,    ---------------------------
                                       1999        1999  1998  1997 1996  1995
                                ------------------ ----- ----- ---- ----- ----
Ratio of Earnings to Fixed
 Charges.......................       7.14x        7.72x 0.25x --   5.06x --

     For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes plus interest expense on indebtedness, amortization of debt discount and premium and the portion of rent expense deemed representative of an interest factor. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discount and premium and the portion of rent expense deemed representative of an interest factor. For the years ended June 30, 1997 and 1995, the deficiency of earnings to fixed charges totaled $420 million and $36 million, respectively.

                                 RISK FACTORS

     Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

We Face Competition for Subscription Revenues and the Development and Sale of Electronic Commerce Infrastructure and Applications

     We compete with a wide range of other companies in the communications, advertising, entertainment, information, media, Web-based services, software, technology, direct mail and electronic commerce fields for subscription, advertising, and commerce revenues, and in the development of distribution technologies and equipment in our Interactive Online Services business. We also compete with a wide range of companies in the development and sale of electronic commerce infrastructure and applications in our Enterprise Solutions business.

  .  Competitors for subscription revenues include:

    --online services such as the Microsoft Network, AT&T Worldnet and Prodigy Classic

    --national and local Internet service providers, such as MindSpring and EarthLink (who have announced their intention to combine)

    --long distance and regional telephone companies offering access as part of their telephone service, such as AT&T Corp., MCI WorldCom, Inc., Sprint Corporation and regional Bell operating companies

    --cable television companies

    --cable Internet access services offered by companies such as Excite@Home and Road Runner Group

  .  Competitors for advertising and commerce revenues include:

    --online services such as the Microsoft Network, AT&T Worldnet and Prodigy Classic

    --Web-based navigation and search service companies such as Yahoo!
     Inc., Infoseek Corporation (to be acquired by the Walt Disney Company), Lycos, Inc. and Excite@Home.

    --global media companies including newspapers, radio and television stations and content providers, such as the National Broadcasting Corporation, CBS Corporation, The Walt Disney Company, Time Warner Inc., The Washington Post Company and Conde Nast Publications, Inc.

    --cable Internet access services offered by companies such as Excite@Home and Road Runner Group

    --Web sites focusing on content, commerce, community and similar features such as Amazon.com and eBay

  . Competition in the development of distribution technologies and equipment includes:

    --broadband distribution technologies used in cable Internet access services offered by companies such as Excite@Home and Road Runner Group

    --advanced telephone-based access services offered through digital subscriber line technologies offered by local telecommunications companies

    --other advanced digital services offered by broadcast, satellite and wireless companies

    --television-based interactive computer services, such as those offered by Microsoft's WebTV

    --personal digital assistants or handheld computers, enhanced mobile phones and other equipment offering functional equivalents to our features

  . Competitors in the development and sale of electronic commerce infrastructure and applications include:

    --providers of electronic commerce infrastructure such as server software, including International Business Machines Corporation, Microsoft Corporation, Oracle Corporation, Novell, Inc., Software.com, Inc., BEA Systems, Inc. and the provider of the Apache Web Server

    --providers of electronic commerce applications including International
     Business Machines Corporation, Oracle Corporation, General Electric Information Systems, Microsoft Corporation, PeopleSoft, Inc., SAP A.G., Open Market, Inc., Ariba Technologies, CommerceOne, Sterling Commerce, Inc. and BroadVision, Inc.

     Some of our present competitors and potential future competitors may have greater financial, technical, marketing or personnel resources than we do. In addition, as a result of acquisitions, certain competitors are able to offer both Internet access and other services, such as cable television or telephone service, and such consolidation may continue. The competitive environment could have a variety of adverse effects on us. For example, it could:

  . negatively impact our ability to generate greater revenues and profits from sources other than online service subscription revenues, such as advertising and electronic commerce

  . limit our opportunities to enter into or renew agreements with content providers and distribution partners

  .  limit our ability to develop new products and services

  .  limit our ability to continue to grow or sustain our subscriber base

  . require price reductions in the subscription fees for online services and require increased spending on marketing, network capacity, content procurement and product and features development

  .  require price reductions in our enterprise software products

  .  result in a loss of our market share in the enterprise software industry

  .  require an increase in our sales and marketing expenditures

     Any of the foregoing events could have an adverse impact on revenues or result in an increase in costs as a percentage of revenues, either of which could have a material adverse effect on our business, financial condition and operating results.

We Need to Manage Integration of Our Mergers and Acquisitions

     In March 1999 we completed the merger with Netscape Communications Corporation, a leading provider of software and services for Internet users, including Netscape Netcenter, and the Netscape Navigator and Netscape Communicator browsers. The Netscape merger involves risks, including successful integration and management of the acquired technology, operations and personnel of Netscape. The integration of America Online and Netscape will be a complex, time consuming process and may result in a disruption of the combined company if not completed in a timely and efficient manner. The combined company must operate as a combined organization utilizing common information and communications systems, operating procedures, financial controls, human resources practices and other shared infrastructure. There may be substantial difficulties, costs and delay involved in integrating America Online and Netscape, including potential incompatibility of business cultures, perceived adverse changes in client service standards or business focus, potential sales channel conflicts, the loss of key employees and diversion of attention of management from other ongoing business concerns. There can be no assurance we will be able to successfully manage and operate Netscape. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

     Additionally, we have acquired and merged with several smaller companies over the last several years. The integration of these acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of the attention of existing management from other ongoing business concerns.

Potential Year 2000 Problems May Have an Adverse Effect on Our Operations and Ability to Offer Products and Services Without Interruption

     America Online utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in operating its online services and Web sites, the proprietary software of the AOL and CompuServe services, Netscape software products, member and customer services, network access, content providers, joint ventures and various administrative and billing functions. To the extent that these applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement may be necessary.

     In 1997, America Online appointed a Year 2000 Task Force to perform an audit to assess the scope of America Online's risks and bring its applications into compliance. This Task Force has overseen testing and is continuing its assessment of America Online's company-wide compliance. America Online's system hardware components, client and host software, current versions of Netscape software products and corporate business and information systems have been tested and continue to be reviewed. To date, America Online has experienced few problems related to Year 2000 testing, and the problems that have been identified either have been addressed or are in the process of being addressed.

     America Online has made Year 2000 compliant certain versions of the client software for the AOL service and the CompuServe service that are available on the Windows and Macintosh operating systems, as well as certain versions of Netscape software products that are currently shipped. While the majority of AOL and CompuServe members use proprietary client software that is compliant, a third-party internet browser utilized in most versions of the client software may not be Year 2000 compliant. A free patch or upgrade will be required for members using some versions of the client software or browser to achieve Year 2000 compliance. America Online is encouraging members of its online services to upgrade their browser and/or their software to versions that are Year 2000 compliant, if they have not already done so. America Online is making available to members, and is communicating that availability, free patches or upgrades that can be downloaded from the online services. America Online has not tested, and does not expect to certify as Year 2000 compliant, certain older versions of the AOL and CompuServe software. America Online has developed, and is implementing over the remainder of the year, a communication program that informs members how to obtain the free patch or upgrade to a Year 2000 compliant version of the client software or browser. With respect to America Online's Netscape software business, testing has been completed on currently shipped products and the review and analysis of the testing results continues. America Online is making available, at no additional cost to customers, any required patch or upgrade to the versions of Netscape software products currently being shipped to customers and communicate their availability. In addition, America Online is encouraging customers to upgrade to versions of the software that are expected to be Year 2000 compliant, if they have not already done so.

     In addition, America Online is continuing to gather information from its vendors, joint venture partners and content partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. America Online intends to continue its efforts to seek reassurances regarding the Year 2000 compliance of vendors, joint venture partners and content partners. In the event any third parties cannot timely provide America Online with content, products, services or systems that meet the Year 2000 requirements, the content on America Online's services, access to America Online's services, the ability to offer products and services and the ability to process sales could be materially adversely affected.

     The costs incurred through September 30, 1999 to address Year 2000 compliance were approximately $16 million. America Online currently estimates it will incur a total of approximately $20 million in costs to support its compliance initiatives. America Online cannot predict the outcome of its Year 2000 program, whether third party systems and component software are, or will be Year 2000 compliant, the costs required to address the Year 2000 issue, or whether a failure to achieve substantial Year 2000 compliance will have a material adverse effect on America Online's business, financial condition or results of operations. Failure to achieve Year 2000 compliance could result in some interruptions in the work of some employees, the inability of some members and customers to access America Online's online services and Web sites or errors and defects in the Netscape products. This, in turn, may result in the loss of subscription services revenue, advertising and commerce revenue or enterprise solution revenue, the inability to deliver minimum guaranteed levels of traffic, diversion of development resources, or increased service and warranty costs. Occurrence of any of these may also result in additional remedial costs and damage to reputation.

     America Online has developed a contingency plan to address possible Year 2000 risks to its systems. The plan identifies a hierarchy of critical functions, acceptable delay times, recovery strategies to return functions to operational status and defines the core team for managing this recovery process. America Online will continue to modify this plan to address systems of its recent acquisitions.

The Price of Our Common Stock is Volatile

     The trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. During the twelve months ending October 31, 1999, the closing sale prices of our common stock on the New York Stock Exchange ranged from $33.75 to $167.50. These prices have been adjusted to reflect 2-for-1 stock splits effected on November 17, 1998 and February 22, 1999, but do not reflect the 2-for-1 stock split announced on October 28, 1999 and to be effected on November 22, 1999. Our stock price may fluctuate in response to a number of events and factors, such as:

  . quarterly variations in financial results and membership growth and usage

  . the announcement of technological innovations, mergers, acquisitions, strategic partnerships or new product offerings by America Online or its competitors

  .  the entrance of new competitors into the online services market

  . changes in financial estimates and recommendations by securities analysts and news reports relating to trends in the Internet-related markets

  . the operating and stock price performance of other companies that investors may deem comparable

     In addition, the market prices for Internet-related companies have experienced volatility that often has not been directly related to the operating performance of such companies. Market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c ), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offerings described in this prospectus:

       (a) Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (SEC file number 001-12143 and filing date of August 13, 1999);

       (b) Proxy Statement on Schedule 14A for the 1999 Annual Meeting (SEC file number 001-12143 and filing date of September 24, 1999);

       (c) Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1999 (SEC file number 001-12143 and filing date of November 2, 1999);

       (d) The descriptions of our capital stock, including preferred share purchase rights, which are contained in registration statements on Form 8-A under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

     You may request a copy of these filings, at no cost, by writing or telephoning as follows:

         America Online, Inc.
         Attention: Investor Relations
         22000 AOL Way
         Dulles, VA 20166
         (703) 265-2741
         IR@aol.com

     This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     Except as set forth in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include, among other things:

  .  working capital

  .  capital expenditures

  .  acquisitions

  .  the repayment of outstanding indebtedness

  .  strategic investments

     When we offer a particular series of offered securities, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering.

                          THE SECURITIES WE MAY OFFER

     We may sell from time to time, in one or more offerings:

  .  our debt securities

  .  shares of our common stock

  .  shares of our preferred stock

  .  shares of our preferred stock represented by depositary shares

  . warrants exercisable for our debt securities, common stock, preferred stock or depositary shares

  .  stock purchase contracts to purchase common stock or preferred stock

     The total dollar amount of all securities that we may issue will not exceed $5,000,000,000. If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the aggregate initial offering price of the debt securities as the total dollar amount of those debt securities.

     This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

     The particular terms of the securities offered in any prospectus supplement will be described in the applicable prospectus supplement. If indicated in the prospectus supplement, the terms of any such securities may differ from the terms summarized below. The prospectus supplement will also contain information, where applicable, about material United States Federal income tax considerations relating to the securities offered in that prospectus supplement, and the securities exchange, if any, on which the securities will be listed.

                        DESCRIPTION OF DEBT SECURITIES

Introduction

     The debt securities we may issue will be in one or more distinct series. The debt securities may include debentures, notes or other kinds of debt obligations. The debt securities may be denominated in United States dollars or in one or more foreign currencies or currency units.

     The following description of the terms of the debt securities sets forth general terms that we expect will apply to any series of the debt securities. Most of the financial terms and other specific terms of any series of debt securities that we offer will be described in a prospectus supplement to be attached to this prospectus. Since the terms of specific debt securities may differ from the general information that we have provided below, you should rely on the information in the prospectus supplement instead of the information in this prospectus if the information in the prospectus supplement is different than the information below.

     We will issue the debt securities under a contract called the "Indenture" between us and a Trustee, who will be determined later. Unless we tell you otherwise in the applicable prospectus supplement, the Indenture and the debt securities will be governed by New York law. The terms of the debt securities include those stated in the debt securities and the Indenture, those provided for in any supplemental indenture with respect to the particular series of debt securities, and those made part of the Indenture by reference to the Trust Indenture Act of 1939. (Section 1.11 of the Indenture.) The form of the Indenture is contained in the registration statement that we have filed with the Commission. Supplemental indentures will also be filed with the Commission. See "Where You Can Find More Information" on page 7 for information on how to obtain a copy of the Indenture and any supplemental indenture from the Commission.

     Unless we say otherwise, in an applicable prospectus supplement, the debt securities will be unsecured obligations of America Online. In an applicable prospectus supplement, we will set forth the seniority of the debt securities relative to any of our other existing or future indebtedness. The Indenture does not limit the total amount of debt securities that we can issue under it, nor does it limit us from incurring or issuing other unsecured or secured debt. The Indenture moreover does not contain any provisions that protect you in the event we issue a large amount of debt or are acquired by another entity.

     Because this description is a summary, it does not describe every aspect of the debt securities or the Indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture and of the debt securities. For example, in this description we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only some of the more important terms. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in any prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement.

     This description also is subject to and qualified by reference to the description of the particular terms of any particular series of debt securities described in a prospectus supplement.

Specific Terms of Debt Securities

     The prospectus supplement relating to a particular series of debt securities will describe specific terms relating to each series of debt securities then being offered. These terms will include some or all of the following:

  .  the title and type of the debt securities

  .  any limit on the aggregate principal amount of the debt securities

  . the date or dates on which the principal, if any, of such debt securities will be payable, or the method of determining or extending such date(s), and the amount or amounts or the method of determination of such principal payments

  . the date or dates from which any interest will accrue, or the method of determining such date(s)

  . any rate or rates, which may be fixed or variable, that such debt securities will bear interest, or the method of determining or resetting such rate or rates, and the interest payment dates, if any, for such debt securities

  . the place or places where any principal, premium or interest payments may be made

  . the terms of warrants, options or other rights to purchase or sell securities issued by America Online in connection with or for the purchase of debt securities

  . any optional redemption provisions, including the period(s) within which, the price(s) at which, the currency or currencies or currency units in which, and the terms and conditions upon which, we may redeem such debt securities, whether in whole or in part

  . any provisions obligating us to repurchase or otherwise redeem such debt securities pursuant to sinking fund provisions, upon the occurrence of a specified event or at the Holder's option

  . if other than $1,000 denominations for Registered Securities, or $5,000 denominations for Bearer Securities, the denominations in which such debt securities are issuable

  . if other than U.S. dollars, the currency or currencies or currency units in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto

  . the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for common stock or other securities

  . any index, formula or other method to be used for determining the amount of any payments of principal, premium of or interest on such debt securities

  . if the maturity of such debt securities is accelerated, the portion of the principal amount that will be payable if other than the outstanding principal amount, and the method of determining such amount

  . the person to whom any interest on such debt securities will be payable (if other than the registered Holder of such debt securities on the applicable record date)

  . the manner of determining the principal amount outstanding prior to maturity if such amount is not otherwise determinable

  . any provisions granting special rights to the Holders of such debt securities

  .  any changes to or additional Events of Default or covenants

  . any provisions for the payment of additional amounts on debt securities held by non-U.S. persons in respect of taxes or similar charges withheld or deducted, and for the optional redemption of such debt securities in lieu of paying such additional amounts

  . any provisions modifying the defeasance or covenant defeasance provisions that apply to such debt securities

  . whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these

  . the terms, if any, of any guarantee of the payment of principal, premium and interest with respect to the debt securities

  . whether such debt securities will be issued in whole or in part in the form of one or more temporary or permanent global securities, and, if so, the identity of the depository for such global security or securities

  .  if other than the Trustee, the identity of the Registrar and Paying
     Agent

  .  the subordination, if any, of the debt securities

  .  the terms of any additional security for the debt securities

  . if other than the laws of New York, the law governing such debt securities and the extent to which such other law governs

  .  any other specific terms of the debt securities

(Section 3.1 of the Indenture.)

     Unless we tell you otherwise in the applicable prospectus supplement, debt securities will not be listed on any securities exchange.

     Unless we tell you otherwise in the applicable prospectus supplement, debt securities will be issued in fully registered form without coupons. If debt securities of any series are issued in bearer form, the applicable prospectus supplement will describe special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to such debt securities and to payments on and transfer and exchange of such debt securities. Bearer debt securities generally will be transferable by delivery. (Section 3.5 of the Indenture.) The Indenture refers to each Person who is the bearer of a bearer Debt Security as the "Holder" of that Debt Security. (Section 1.1 of the Indenture.)

     If we issue debt securities at an "original issue discount", the applicable prospectus supplement will describe special federal income tax and other considerations applicable to such debt securities.

     If the purchase price of any debt securities is payable in foreign currencies or currency units, or if any debt securities are denominated in foreign currencies or currency units, or if any debt securities are payable in foreign currencies or currency units, the applicable prospectus supplement will describe the special restrictions, elections, federal income tax considerations and certain other important information with respect to such debt securities and such foreign currencies or currency units.

     The principal, premium, interest or other payments on debt securities may be determined by reference to an index, formula or other method. Such an index, formula or other method may be based, without limitation, on the price of one or more commodities, derivatives or securities; one or more securities, derivatives or commodities exchange indices or other indices; a foreign currency or currencies; or any other variable or variables. If we issue debt securities the payments on which are based on such an index, formula or other method, the applicable prospectus supplement will describe that index, formula or other method and special federal income tax and other considerations applicable to such debt securities.

     No debt security or coupon will be entitled to any benefits under the Indenture or be valid or obligatory for any purpose until the debt security or coupon is authenticated by the manual signature of one of the Trustee's authorized signatories or an authenticating agent. No coupon will be valid until the debt security to which it pertains has been authenticated. We may deliver debt securities to the Trustee for authentication, together with a company order for the authentication and delivery of the securities. The Trustee will then, in accordance with the company order, authenticate and deliver the securities, subject to special provisions for authentication of debt securities offered in a periodic offering. If the form or terms of the debt securities of a series have been established by board resolutions as permitted by the Indenture, when authenticating the securities the Trustee will be entitled to receive, and (subject to the Trust Indenture Act) shall be fully protected in relying upon an opinion of counsel as to certain matters. The Trustee has the right to decline to authenticate the securities if it receives an opinion of counsel reasonably acceptable to us that states that the issue of the debt securities will adversely affect the Trustee's own rights, duties, or immunities under the Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee. If all of the debt securities of any series are not to be issued at one time, the documents required to be delivered in connection with the authentication of each debt security of the series, only need be delivered at or prior to the authentication of the first debt security of the series.

Registered Securities

     As noted above, unless we tell you in a prospectus supplement that the specific debt securities described in that prospectus supplement are bearer debt securities, the debt securities will be "registered securities". We and the Trustee may treat the Person in whose name a registered Debt Security is registered under the Indenture as the owner of that Debt Security for all purposes, including for the purpose of receiving payments on that Debt Security. (Section 3.8 of the Indenture.) The Indenture refers to each Person in whose name a registered Debt Security is registered as the "Holder" of that Debt Security. (Section 1.1 of the Indenture.)

     Except as described below under "Global Debt Securities" or in the applicable prospectus supplement, a Holder can exchange or transfer debt securities in registered form at the office of the Trustee. Unless we tell you otherwise in a prospectus supplement, the Trustee will act as our agent for registering such debt securities in the names of Holders and transferring such debt securities. We may appoint another entity at any time to perform this role or we may perform it ourselves. The entity performing the role of maintaining the list of registered Holders and performing transfers is called the "Registrar". (Sections 3.5 and 9.2 of the Indenture.)

     Unless we tell you otherwise in the applicable prospectus supplement, a Holder seeking to transfer or exchange a registered Debt Security will not be required to pay a service charge to us, the Registrar or the Trustee, but such Holder may be required to pay any tax or other governmental charge associated with the transfer or exchange. (Section 3.5 of the Indenture.)

     If you are not the Holder of any debt securities in registered form, your rights relating to those debt securities will be governed in part by applicable laws and by the account rules and policies of the broker, bank or financial intermediary through which you invest in such debt securities and any other financial intermediary that holds interests directly or indirectly in such debt securities (including any Depository referred to below under "Global Debt Securities"). Neither we nor the Trustee has any responsibility for the account rules, policies, actions or records of any broker, bank or other financial intermediary through which you hold, directly or indirectly, your beneficial interest in a Debt Security in registered form.

     If you are not the holder of any debt securities in registered form, you should consult the broker, bank or other financial intermediary through which you invest in the debt securities for information on your rights in respect of the debt securities. In particular, you should ask how you will receive payments, and whether you will be able to provide instructions as to how such broker, bank or other financial intermediary should exercise the rights of a "Holder" under the Indenture.

Global Debt Securities

     Registered Global Securities. We may specify in the applicable prospectus supplement that the debt securities of a series will be issued in the form of fully registered global securities, which we will refer to in this prospectus as "Registered Global Securities". Registered Global Securities will be registered in the name of a financial institution we select. This financial institution, which will be the sole direct Holder of the Registered Global Securities, is called the "Depository". We will identify any Depository in the applicable prospectus supplement. Any person wishing to own a Debt Security represented by a Registered Global Security must do so indirectly by virtue of an account with a broker, bank or other financial intermediary that in turn has an account with the Depository, or with another financial intermediary that itself has an account with the Depository. The debt securities represented by the Registered Global Securities may not be transferred to the name of any other Holder unless the special circumstances described below occur.

     Special Investor Considerations for Registered Global Securities. Our obligations with respect to Registered Global Securities, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to Persons who are registered Holders of those debt securities. For example, once a payment on a Registered Global Security is made to the Depository, as sole Holder of that Registered Global Security, neither we nor the Trustee has any further responsibility for that payment even if it is not passed along to the correct owners of the beneficial interests in that Registered Global Security.

     As long as the debt securities are represented by Registered Global
Securities:

  . You cannot have debt securities registered in your name under the Indenture.

  . You cannot receive physical certificates from us for your interest in the debt securities.

  . You must look to your own bank or broker or other financial intermediary for payments on the debt securities.

  . You will have no rights as a "Holder" under the Indenture. This means that, among other things, you will have no right to give any direction, approval or instruction directly to the Trustee under the Indenture.

  . You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

  . The Depository's policies will govern payments, transfers, exchanges and other matters relating to the Registered Global Security. We and the Trustee have no responsibility for any aspect of the Depository's actions or for its records of ownership interests in the Registered Global Security. We and the Trustee also do not supervise the Depository in any way. In addition, we and the Trustee have no responsibility for the actions or records of any broker, bank, or other financial intermediary through which you hold, directly or indirectly, your beneficial interest in the Registered Global Security.

  . Payment for purchases and sales in the market of corporate debentures and notes is generally made in next-day funds. In contrast, the Depository will usually require that interests in a Registered Global Security be purchased or sold within its system using same-day funds. This difference could have some effect on how Registered Global Security interests trade, but we do not know what that effect will be.

  You should consult the broker, bank or other financial intermediary through which you invest in debt securities represented by Registered Global Securities for information on your rights in respect of the debt securities. In particular, you should ask how you will receive payments and whether you will be able to provide instructions as to how the Depository should exercise the rights of a "Holder" under the Indenture.

     Special Situations When Registered Global Security Will Be Terminated. In the special situations described in the next paragraph, a Registered Global Security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, we believe that you likely will be able to choose whether to hold debt securities directly in your own name or indirectly through an account at a bank or broker or other financial intermediary. However, when a Registered Global Security terminates, the Depository (and not us or the Trustee) will be responsible for determining the names of the institutions that will be the initial direct Holders of the debt securities. You must consult your own bank or broker or other financial intermediary at such time to find out how to have your interests in debt securities transferred to your own name, if you wish to become a direct Holder.

     The special situations for termination of a Registered Global Security are:

  . When the Depository notifies us that it is unwilling, unable or no longer qualified to continue as Depository (unless a replacement Depository is named)

  . We determine in our sole discretion not to have any of the debt securities of a series represented by a Registered Global Security and notify the Trustee of our decision

     (Section 3.5 of the Indenture.) In addition, a prospectus supplement may list situations for terminating a Registered Global Security that would apply only to the particular series of debt securities covered by that prospectus supplement.

     Bearer Global Securities. The debt securities of a series may also be issued wholly or partially in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a Depository, or with a nominee for such Depository, identified in the applicable prospectus supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Sections 3.4 and 3.5 of the Indenture.) The applicable prospectus supplement will describe the specific terms and procedures, including the depository arrangement, with respect to any portion of a series of debt securities to be represented by Bearer Global Securities.

Payments

     Unless we tell you otherwise in the applicable prospectus supplement, we will generally deposit interest, principal and any other money due on the debt securities, in the designated currency, with the Trustee, and the Trustee will act as our agent for making payments on the debt securities. We may change this appointment to another entity or perform this role ourselves. The entity performing the role of making payments is called the "Paying Agent". We may, at our option, make any interest payments on debt securities in registered form by having the Trustee mail checks or make wire transfers to the registered Holders listed in the Registrar's records. (Sections 3.7(a) and 9.2 of the Indenture.) We may also make any payments required to be deposited with the Trustee by wire transfer to an account designated by the Trustee on or before the date and time such payments are due to be paid to the Holders. We may also make any payments required to be deposited with the Trustee by wire transfer to an account designated by the Trustee on or before the date and time such payments are due to be paid to the Holders. If you are not the Holder of any debt securities in registered form, you must make your own arrangements with the bank, broker or other financial intermediary through which you invest in the debt securities to receive payments.

     Unless we tell you otherwise in the applicable prospectus supplement, interest will be payable to each Holder listed in the Registrar's records at the close of business on a particular day in advance of each due date for interest, even if such Holder no longer owns the Debt Security on the interest due date. That particular day is called the "Record Date" and will be stated in the prospectus supplement. (Section 3.7(a) of the Indenture.) Persons buying and selling debt securities between a Record Date and an interest payment date must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the registered Holder on the Record Date.

     Unless we tell you otherwise in the applicable prospectus supplement, interest payable on any Debt Security in registered form that is not punctually paid or duly provided for on any interest payment date will cease to be payable to the Holder in whose name such Debt Security is registered on the relevant Record Date. Such defaulted interest will instead be payable to the person in whose name such Debt Security is registered on the special record date or other specified date determined in accordance with the Indenture. (Section 3.7(b) of the Indenture.)

     We will make payments on debt securities in bearer form in the currency and in the manner designated in the applicable prospectus supplement, subject to any relevant laws and regulations, at such paying agencies outside the United States as we may appoint from time to time. The Paying Agents outside the United States initially appointed by us for a series of debt securities will be named in the applicable prospectus supplement.

     We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents, except that, if debt securities of a series are issuable as Registered Securities, we will be required to maintain at least one Paying Agent in each Place of Payment for such series and, if debt securities of a series are issuable as Bearer Securities, we will be required to maintain a Paying Agent in a Place of Payment outside the United States where debt securities of such series and any related coupons may be presented and surrendered for payment. (Section 9.2 of the Indenture.)

Notices

     We and the Trustee will send notices regarding debt securities in registered form only to registered Holders, using their addresses as listed in the Registrar's records. If you are not the Holder of debt securities in registered form, you should consult the broker, bank or other financial intermediary through which you invest in such debt securities for information on how you will receive such notices. Holders of Bearer debt securities will be notified by publication as described in the prospectus supplement relating to the debt securities. (Section 1.6 of the Indenture.)

Consolidation, Merger or Sale

     The Indenture generally permits us to consolidate or merge with or into another company or entity and to sell or otherwise dispose of all or substantially all of our assets. However, we may not take any of these actions unless all the following conditions are met:

  . where we merge out of existence or sell or otherwise dispose of our assets, the surviving or acquiring firm must be a corporation, limited liability company, partnership, trust or other Person organized and existing under the laws of the United States of America or a State thereof, and it must agree to be legally responsible for all of our obligations under the debt securities and the Indenture

  . the transaction must not cause a default on the debt securities and we must not already be in default, where a "default" is an event that with notice or passage of time, or both, would become an Event of Default as provided in the Indenture

  .  we must deliver certificates and documents to the Trustee

     The surviving or acquiring Person after any such transaction will be substituted for America Online under the Indenture and the debt securities, and all obligations of America Online will terminate. (Section 7.1 of the Indenture.)

Events of Default, Notice and Rights on Default

     Unless we tell you otherwise in a prospectus supplement, the term "Event of Default" means, with respect to debt securities of any series, any of the following:

  . We fail to pay interest on a Debt Security of that series within 30 days of its due date

  . We fail to pay principal or any premium on a Debt Security of that series, or we fail to deposit any mandatory sinking fund payment

  . We remain in breach of a covenant in the Indenture for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or the Holders of at least 25% of the principal amount of the debt securities of the affected series

  . We file for bankruptcy or other events of bankruptcy, insolvency or reorganization occur

  . With respect to any particular series of debt securities, any other "Event of Default" described in the applicable prospectus supplement occurs

     (Section 5.1 of the Indenture.) An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture.

     The Indenture requires the Trustee to notify Holders of the applicable series of debt securities of any uncured Default within 90 days after such Default occurs. The Trustee may withhold notice, however, of any Default, except for a default in the payment of principal or interest, if it considers such withholding of notice to be in the Holders' best interests. (Section 6.5 of the Indenture.)

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

     If an Event of Default has occurred and has not been cured, the Trustee or the Holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities or debt securities payable in accordance with an index, formula or other method, such portion of the principal amount or other amount specified in the prospectus supplement) of all the debt securities of that series to be due and immediately payable. (Section 5.2 of the Indenture.) The Holders of a majority in principal amount of the debt securities of the affected series may waive, on behalf of the Holders of all debt securities of such series, any past Event of Default with respect to that series and its consequences, except an Event of Default in the payment of the principal of or any premium or interest on any Debt Security and specified other defaults. (Section 5.7 of the Indenture.)

     The Holders of a majority in principal amount of the debt securities of the affected series (with the debt securities of each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee with respect to the debt securities of such series, as long as such direction does not conflict with any law or the Indenture and subject to other limitations. (Section 5.8 of the Indenture.)

     Before a Holder can bypass the Trustee and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to the debt securities, the following must occur:

  . such Holder must give the Trustee written notice that an Event of Default has occurred and remains uncured

  . the Holders of at least 25% in principal amount of all debt securities of the relevant series must request the Trustee in writing to take action because of the Event of Default, and must offer an indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action

  . the Trustee must not have taken action for 60 days after receipt of the above notice, request and offer of indemnity

  . the Holders of a majority in principal amount of the debt securities of that series must not have given the Trustee a direction inconsistent with the above notice

(Section 5.9 of the Indenture.)

     However, a Holder is entitled to bring a lawsuit at any time for the payment of principal, premium, if any, and interest due on its debt securities after the due date, subject to the provisions of the Indenture regarding payment of interest and place and manner of payment on debt securities. (Section 5.10 of the Indenture.)

     If you are not the Holder of debt securities in registered form, you should consult the broker, bank or financial intermediary through which you invest in such debt securities for information on your rights in respect of those debt securities following an Event of Default.

     We will file annually with the Trustee a certificate as to America Online's compliance with all conditions and covenants of the Indenture. (Section 9.7 of the Indenture.)

Modification of the Indenture

     There are three categories of changes we can make to the Indenture and the debt securities.

     Changes Requiring Approval of Each Affected Holder. First, there are changes that cannot be made to debt securities of any series without the approval of each Holder of debt securities of the series affected by such change. Following is a summary of those changes:

  . to change the time for payment of principal of or interest on a debt security

  .  to reduce the amounts of principal of or interest on a debt security

  . to reduce the amount of any premium payable upon the redemption of a debt security

  . to reduce the amount payable upon acceleration of the maturity of an original issue discount debt security or a debt security payable in accordance with an index, formula or other method

  . to change the place or currency of payment on a debt security on or after the stated maturity

  .  to impair the right to sue for payment on a debt security

  . to reduce the percentage of Holders of debt securities of such series whose consent is needed to modify or amend the Indenture or to waive compliance with provisions of the Indenture or to waive defaults

  . to change the obligation of America Online to maintain an office or agency in the places and for the purposes specified in the Indenture

  . to modify the provisions relating to waiver of defaults or modifications of the Indenture and debt securities with certain exceptions related to successor or multiple trustees

  . to release any guarantors, if any, from their guarantees of the debt securities or change any such guarantee in a manner adverse to Holders

  .  to modify the ranking or priority of the debt securities

(Section 8.2 of the Indenture.)

     Changes Requiring a Majority Vote. The second category of change to the Indenture and the debt securities is the kind that requires a vote in favor by Holders of debt securities owning a majority of the principal amount of each particular series adversely affected.

     Changes Not Requiring Approval. The third category of change does not require any vote by Holders of debt securities. Following is a summary of those changes:

  . to reflect that another corporation or entity has succeeded America Online and assumed its covenants

  . to add to America Online's covenants, to surrender any right or power of America Online, or to comply with any Commission or other requirements in connection with the qualification of the Indenture

  .  to add additional Events of Default with respect to any series

  . to add or change any provisions to the extent necessary to facilitate the issuance of debt securities in bearer form or in global form

  . to change or eliminate any provision affecting debt securities not yet issued

  .  to add guarantees or secure the debt securities

  . to add provisions to permit or facilitate defeasance and covenant defeasance and discharge so long as there is no adverse effect on Holders of the applicable series of debt securities

  .  to establish the form or terms of debt securities

  . to provide for the electronic delivery of supplemental indentures or debt securities of any series

  .  to evidence and provide for successor or additional Trustees

  . if allowed without penalty under applicable laws and regulations, to permit payment in respect of debt securities in bearer form in the United States

  . to correct or supplement any inconsistent provisions or to cure any ambiguity or correct any mistake

  . to make any other provisions with respect to matters or questions arising under the Indenture, as long as such action does not adversely affect Holders of the debt securities in any material respect

(Section 8.1 of the Indenture.)

     If you are not the Holder of debt securities in registered form, you should consult with the broker, bank or other financial intermediary through which you invest in such debt securities for information on how approval will be granted or denied if we seek to change the Indenture or request a waiver of any of its terms.

Defeasance

     Unless we tell you otherwise in the applicable prospectus supplement, the following discussion of full defeasance and covenant defeasance will apply to each series of debt securities. (Article IV of the Indenture.)

     Full Defeasance. Under certain circumstances, we can legally release ourselves from any payment or other obligations on the debt securities of any series (called "full defeasance") if we put in place the following arrangements for the Holders of those debt securities to be repaid:

  . we must deposit in trust for the Holders' benefit a combination of money and Government Obligations that will generate enough money to pay when due the principal of and any premium or interest on the debt securities of such series and to make any mandatory sinking fund payments on such debt securities

  . we must deliver to the Trustee a legal opinion of our counsel confirming that there has been a change in federal tax law as in effect on the date of this prospectus or an IRS ruling that lets us make the above deposit without causing Holders to be taxed on the debt securities of such series any differently than if we did not make the deposit and simply repaid such debt securities ourselves

(Sections 4.4 and 4.6 of the Indenture.)

     If we were to accomplish full defeasance, as described above, Holders would have to rely solely on the trust deposit for repayment on the debt securities of the particular series defeased. Holders could not look to us for repayment if a shortfall occurred.

     We may exercise its full defeasance option even if it has previously exercised our covenant defeasance option. If we exercise our full defeasance option, payment of the particular series of debt securities defeased may not be accelerated because of an Event of Default. (Section 4.4 of the Indenture.)

     Covenant Defeasance. Under certain circumstances, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities of any series. This is called "covenant defeasance". In that event, Holders of those debt securities would lose the protection of those restrictive covenants but would gain the protection of having money and Government Obligations set aside in trust to repay such debt securities. To achieve covenant defeasance, we must do the following:

  . we must deposit in trust for the Holders' benefit a combination of money and Government Obligations that will generate enough money to pay when due the principal of and any premium or interest on the debt securities of such series and to make any mandatory sinking fund payments on such debt securities

  . we must deliver to the Trustee a legal opinion of our counsel confirming that, under federal tax law as in effect at the time of such deposit, we may make such deposit without causing Holders to be taxed on the debt securities of such series any differently than if we did not make the deposit and simply repaid such debt securities ourselves

(Sections 4.5 and 4.6 of the Indenture.)

     If we exercise our covenant defeasance option with respect to the debt securities of a series, certain restrictive covenants of the Indenture and certain Events of Default would no longer apply to such series. (Section 4.5 of the Indenture.) If one of the remaining Events of Default occurred, however, and payment of the debt securities of such series were accelerated, there could be a shortfall between the amount in the trust deposit at that time and the amount then due on such series. Holders could still look to us for payment of such debt securities if there were such a shortfall. Depending on the event causing the default (such as our bankruptcy), however, Holders may not be able to obtain payment of the shortfall from us.

The Trustee

     The Trustee under the Indenture will be set forth in any applicable prospectus supplement. We will indicate in such prospectus any material relationships we may have with the Trustee.

                          DESCRIPTION OF COMMON STOCK

General

     Our restated certificate of incorporation provides that we have authority to issue 6,000,000,000 shares of common stock, par value $.01 per share. As of October 15, 1999, there were 1,117,743,377 shares of common stock outstanding. Common stockholders are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. Stockholders casting a plurality of votes of the stockholders entitled to vote in an election of directors may elect those directors standing for election. Common stockholders are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights of preferred stock that may be issued at such future time or times. If America Online is dissolved, the holders of common stock will be entitled to share ratably the net assets of America Online available after we pay (i) all of our debts and other liabilities and (ii) any amounts we may owe to the persons who hold our preferred stock, if any is issued. Common stockholders do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the shareholders of any series of preferred stock which we may designate and issue in the future. We will describe the specific terms of any common stock we may offer in a prospectus supplement.

Charter Provisions

     Our restated certificate of incorporation and restated bylaws provide for a classified board of directors. The board of directors currently consists of eleven members, classified into three classes. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring.

     Our restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. Our restated certificate of incorporation and restated bylaws include provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary, and permitting the board of directors to grant indemnification to employees and agents to the fullest extent permitted by Delaware law.

     Our restated bylaws require that nominations for the board of directors made by the stockholders and proposals by stockholders seeking to have any business conducted at a stockholders' meeting comply with particular notice procedures. A notice by a stockholder of a planned nomination or of proposed business must generally be given not later than 60 days nor earlier than 90 days prior to the date of the meeting. A stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made, and a notice from a stockholder proposing business to be brought before the meeting must describe such business and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal.

     In addition, the restated certificate of incorporation contains a "fair price" provision providing that certain "business combinations" with any "interested stockholder" may not be consummated without an 80% stockholder vote. The fair price provision defines an "interested stockholder" as any individual or entity who is, or is an affiliate and during the prior two years was, the beneficial owner of more than 15% of the voting stock of America Online. The business combinations to which the fair price provision applies include:

  .  a merger or consolidation

  .  the sale or other disposition of 10% or more of America Online's assets

  . the issuance of stock having a value in excess of 10% of the fair market value of our common stock

  . any reclassification or recapitalization which increases the proportionate share holdings of an interested stockholder

  . the adoption of a plan of liquidation or dissolution proposed by or on behalf of an interested stockholder

     A significant purpose of the fair price provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire America Online. The affirmative vote of the holders of 80% of the voting power of America Online is required to amend or repeal the fair price provision or adopt any provision inconsistent with it.

     Our restated certificate of incorporation and restated bylaws provide that any action required or permitted to be taken by the stockholders shall be taken only at a duly called annual or special meeting of the stockholders, or by the unanimous written consent of all stockholders entitled to vote. Special meetings may be called only by the board of directors or the chief executive officer. In addition, the restated certificate of incorporation provides that the board of directors may, from time to time, fix the number of directors constituting the board of directors, and only the directors are permitted to fill vacancies on the board of directors.

     Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least 80% of the outstanding voting stock of America Online is required to amend or repeal certain provisions of our restated certificate of incorporation, and to reduce the number of authorized shares of common stock and preferred stock. Such 80% vote is also required for stockholders to amend or repeal our restated bylaws.

     The provisions of the restated certificate of incorporation and restated bylaws discussed above could make it more difficult or discourage a proxy contest or the acquisition of control by substantial block of our stock or the removal of any incumbent member of the board of directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of America Online, even though such an attempt might be beneficial to America Online and our stockholders.

Stockholder Rights Plan

     We adopted a stockholder rights plan on May 12, 1998. The plan was implemented by declaring a dividend, distributable to stockholders of record on June 1, 1998, of one preferred share purchase right for each outstanding share of common stock. The plan provides that each share of common stock outstanding will have attached to it the right to purchase one one-thousandth of a share of preferred stock. The purchase price per one one-thousandth of a preferred share under the plan is $900, subject to adjustment. The rights will be exercisable only if a person or group (i) acquires 15% or more of the common stock or (ii) announces a tender offer that would result in that person or group acquiring 15% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the plan allows shareholders (other than the acquiror) to purchase common stock or securities of the acquiror having a then-current market value of two times the exercise price of the right.

The rights are redeemable for $.001 per right (subject to adjustment) at the option of the board of directors. Until a right is exercised, the holder of the right, as such, has no rights as a stockholder of America Online. The rights will expire on May 12, 2008 unless redeemed by America Online prior to that date.

     The rights agreement contains rights that have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire America Online on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by America Online at $.001 per right prior to the earlier of (i) the time prior to such time as any person has become an acquiring person (as defined in the rights agreement), or (ii) May 12, 2008.

Change of Control

     We are subject to Section 203 of the Delaware General Corporation Law which under certain circumstances, may make it more difficult for a person who would be an "Interested Stockholder," as defined in Section 203, to effect various business combinations with us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under
Section 203.

                        DESCRIPTION OF PREFERRED STOCK

General

     Our board of directors is authorized by our restated certificate of incorporation to provide, without further stockholder action, for the issuance of up to 5,000,000 shares of our preferred stock, $.01 par value per share, in one or more series. Our board of directors has the power to fix various terms with respect to each series, including, among other things, voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As a result of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, the board of directors could adversely affect the voting power of the holders of common stock. In addition, although our board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could impede the completion of a merger, tender offer or other takeover attempt. Our board will issue such a series only if it determines that such an issuance is in the best interests of America Online and its stockholders. In addition, the terms of a series of preferred stock might discourage a potential acquirer from attempting to acquire America Online.

     As of October 15, 1999, there were no shares of preferred stock outstanding. In May 1998, the board of directors designated 500,000 shares of America Online's Preferred Stock as Series A-1 Junior Participating Preferred Stock in connection with the establishment of a new stockholder rights plan.

     You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

  .  the designation, number of shares and liquidation preference per share

  .  initial public offering price

  .  the dividend rate or rates

  . the index, if any, upon which the amount of dividends, if any, is determined

  . the dates on which dividends, if any, will accrue and be payable and the designated record dates for determining the holders entitled to such dividends

  .  whether dividends will be cumulative or non-cumulative

  .  any auctioning and remarketing procedures

  .  any redemption or sinking fund provisions

  .  any conversion or exchange provisions

  .  provisions for issuance of global securities

  . the securities exchange, if any, on which the preferred stock will be listed

  . the currency, which may be composite currency, in which payment of dividends, if any, will be payable if other than U.S. dollars

  .  any voting rights

  .  any applicable discussion of federal income tax considerations

  . the relative seniority with regard to any other class or series of preferred stock

  . any limitations on the issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered

  .  any additional terms, preferences, rights, limitations or restrictions

     Upon receipt of the purchase price, the shares of preferred stock that we issue will be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for each series of preferred stock will be specified in the applicable prospectus supplement.

Dividends

     The holders of each series of our preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available for that purpose, cumulative or non-cumulative cash or other dividends. We will describe the rate or rates and payment dates applicable to each series of preferred stock in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, we will describe the formula used for determining the dividend rate for each dividend period in the applicable prospectus supplement. We will pay dividends to the holders of record as they appear on our stock books on the record dates set by our board of directors and specified in the applicable prospectus supplement.

     Unless otherwise indicated in the applicable prospectus supplement for a series of preferred stock, no dividends may be declared or paid on other series of preferred stock which have an equal or junior ranking, unless dividends are also declared and paid on the offered series. If less than full dividends can be declared and paid, the offered series of preferred stock will be paid dividends ratably with other series of preferred stock that rank on a parity as to receipt of dividends.

Redemption

     The shares of any series of our preferred stock will be subject to mandatory redemption or redemption at our option, under a sinking fund or otherwise, in each case upon the terms, on the date or dates and at the redemption price or prices set forth in the applicable prospectus supplement. The applicable prospectus supplement will describe any restrictions on our ability to repurchase or redeem shares if we have not paid any dividends on shares of any series of preferred stock or any sinking fund installments when due.

Liquidation Preference

     Upon our liquidation, dissolution or winding up, the stockholders of each series of our preferred stock will be entitled to receive, out of our assets available for distribution to stockholders and before any distribution is made to or set apart for the holders of common stock or shares of any junior series, an amount described in the applicable prospectus supplement. If our assets are insufficient to pay in full the amounts payable with respect to shares of a series of preferred stock and any other series ranking on a parity as to the distribution, the holders of shares of that series of preferred stock and the other parity shares will share ratably in the distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the stockholders of that series of preferred stock of the full preferential amounts to which they are entitled, those stockholders will not be entitled to any further participation in any distribution of assets by us, unless otherwise provided in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement, a consolidation or merger between us and one or more entities is not, for this purpose, a liquidation, dissolution or winding up.

Conversion

     The terms and conditions, if any, on which shares of any series of preferred stock are convertible into or exchangeable for debt securities, common stock or cash will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatorily, at the option of the holder, or at our option. The terms may include the conversion price or manner of calculating the conversion price, the conversion date(s) or period(s), the events requiring an adjustment of the conversion price, and provisions affecting conversion in the event of the redemption of the series of preferred stock. Conversion terms may provide that the number of shares of common stock or amount of cash to be received by the holders of preferred stock would be calculated according to the market price of common stock as of a time stated in the applicable prospectus supplement. Such exchange or conversion rates may cap or limit the potential appreciation in value of an investment in a series of preferred stock by reducing the amount of cash or common stock to be received upon conversion of each share of preferred stock in the event that the market price of the common stock exceeds a specified price. The exchange or conversion rate may also place a floor on or limit the depreciation in value of an investment in a series of preferred stock by increasing the amount of cash or stock to be received upon conversion of each share of preferred stock in the event that the market price of the common stock falls below a specified price.

                        DESCRIPTION OF DEPOSITARY SHARES

General

     America Online may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate Deposit Agreement among America Online and the "depositary" named in the Deposit Agreement. Subject to the terms of the Deposit Agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by that depositary receipt, to all the rights and preferences of the preferred stock represented by those depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the preferred stock by America Online to the depositary, America Online will cause the depositary to issue, on behalf of America Online, the depositary receipts. Copies of the applicable form of Deposit Agreement and depositary receipt may be obtained from America Online upon request, and the statements made in this summary relating to the Deposit Agreement and the depositary receipts to be issued under the Deposit Agreement are summaries of provisions of the Deposit Agreement and the related depositary receipts. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable Deposit Agreement and related depositary receipts.

Dividends and Other Distributions

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to the obligations of holders to file proofs, certificates and other information and to pay some charges and expenses to the depositary.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled to that property, subject to the obligations of holders to file proofs, certificates and other information and to pay some charges and expenses to the depositary, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may, with the approval of America Online, sell the property and distribute the net proceeds from the sale to the holders.

     No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

Withdrawal of Stock

     Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption or converted into other securities, the holders of those depositary receipts will be entitled to delivery at the corporate trust office, to or upon the holder's order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by the depositary share as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

     Whenever America Online redeems shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed, provided America Online shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata, as nearly as may be practicable without creating fractional depositary shares, or by any other equitable method determined by America Online.

     From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled the redemption and surrender thereof to the depositary.

Voting of the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent the preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and America Online will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

     In the event of the liquidation, dissolution or winding up of America Online, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

     The depositary shares, as such, are not convertible into common stock or any other securities or property of America Online. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct America Online to cause conversion of the preferred stock represented by the depositary shares evidenced by the depositary receipts into whole shares of common stock, other shares of preferred stock of America Online or other shares of stock, and America Online has agreed that upon receipt of those instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by America Online equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

     The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the Deposit Agreement may at any time be amended by agreement between America Online and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless such amendment has been approved by the existing holders of at least 66% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by America Online upon not less than 30 days prior written notice to the depositary if a majority of each series of preferred stock affected by such termination consents to such termination, whereupon the depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the depositary with respect to such depositary receipt. In addition, the Deposit Agreement will automatically terminate if:

  .  all outstanding depositary shares shall have been redeemed

  . there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of America Online and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or

  . each share of the related preferred stock shall have been converted into securities of America Online not so represented by depositary shares.

Charges of Preferred Stock Depositary

     America Online will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, America Online will pay the fees and expenses of the depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

     The depositary may resign at any time by delivering to America Online notice of its election to do so, and America Online may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

     The depositary will forward to holders of depositary receipts any reports and communications from America Online which are received by the depositary with respect to the related preferred stock.

     Neither the depositary nor America Online will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of America Online and the depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct, and America Online and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished. America Online and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and America Online, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from America Online.

                            DESCRIPTION OF WARRANTS

General

     America Online may issue warrants to purchase its debt securities, common stock, preferred stock, or depositary shares. America Online may issue warrants independently or together with any offered securities and may be attached to or separate from those offered securities. America Online will issue the warrants under Warrant Agreements to be entered into between America Online and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as an agent of America Online in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

     The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

  .  the title of the warrants

  . the designation, amount and terms of the securities for which the warrants are exercisable

  . the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security

  .  the price or prices at which the warrants will be issued

  .  the aggregate number of warrants

  . any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants

  . the price or prices at which the securities purchasable upon exercise of the warrants may be purchased

  . if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable

  . if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants

  . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants

  . the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire

  . the maximum or minimum number of warrants which may be exercised at any time

  .  information with respect to book-entry procedures, if any

Exercise of Warrants

     Each warrant will entitle the holder of warrants to purchase for cash the amount of debt securities, shares of preferred stock, shares of common stock or depositary shares at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, America

Online will, as soon as practicable, forward the debt securities, shares of preferred stock, shares of common stock or depositary shares purchasable upon such exercise. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

 DESCRIPTION OF STOCK PURCHASE CONTRACTS TO PURCHASE COMMON STOCK OR PREFERRED
                                     STOCK

     Unless otherwise specified in the applicable prospectus supplement, America Online may issue stock purchase contracts, including contracts obligating holders to purchase from America Online, and America Online to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates. The consideration per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by a specific reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

     The securities related to the stock purchase contracts will be pledged to a collateral agent, for the benefit of America Online, pursuant to a pledge agreement. The pledged securities will secure the obligations of holders of stock purchase contracts to purchase common stock or preferred stock under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to America Online's security interest in those pledged securities. That security interest will be created by the pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts. Subject to that security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

     Except as described in the applicable prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute such payments to America Online or a purchase contract agent, as provided in the pledge agreement. The purchase contract agent will in turn distribute payments it receives as provided in the stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such stock purchase contracts.

                              PLAN OF DISTRIBUTION

     We may sell the securities:

  .  through underwriters or dealers

  .  directly to a limited number of purchasers or to a single purchaser

  .  through agents

     The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the offered securities, including the name or names of any underwriters or agents, the purchase price of the offered securities and net proceeds to America Online from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

     If dealers are utilized in the sale of offered securities in respect of which this prospectus is delivered, and if so specified in the applicable prospectus supplement, we will sell such offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

     The offered securities may be sold directly by America Online or through agents designated by us from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this prospectus is delivered will be named, and any commissions payable by America Online to such agent will be set forth, in the prospectus supplement.

     Underwriters, dealers and agents may be entitled under agreements entered into with America Online to indemnification by America Online against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, America Online in the ordinary course of business.

     Unless otherwise specified in the applicable prospectus supplement, each class or series of offered securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of offered securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of offered securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the offered securities.

     Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the offered securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the offered securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the offered securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby is being passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. The Vice Chairman of America Online also serves as Of Counsel to Mintz, Levin and, as of November 2, 1999, owns an aggregate of 1,259 shares of common stock and options to purchase 2,683,000 shares of common stock. Attorneys of Mintz Levin and certain members of their families and trusts for their own benefit, as of November 2, 1999, own an aggregate of approximately 5,600 shares of America Online common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                 $2,267,533,000

                              America Online, Inc.

                    Convertible Subordinated Notes due 2019




                             [AMERICA ONLINE LOGO]




                                   --------
                             PROSPECTUS SUPPLEMENT
                                December 1, 1999
                                   --------




                              Salomon Smith Barney
                           Morgan Stanley Dean Witter
                            Bear, Stearns & Co. Inc.
                              Goldman, Sachs & Co.
                                Lehman Brothers




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